As filed with the Securities and Exchange Commission on March 28, 2000
                                                       File No. 000-__________

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                                PS Orangeco, Inc.
             (Exact name of registrant as specified in its charter)



                   California                                  95-4508588
         (State or other jurisdiction of                    (I.R.S. Employer
         incorporation or organization)                   Identification No.)

               701 Western Avenue
              Glendale, California                             91201-2349
    (Address of principal executive offices)                   (Zip Code)



       Registrant's telephone number, including area code: (818) 244-8080


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock, $.10 par value

================================================================================

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

Item 1.    Business

         The information required by this item is contained under "Summary," "Risk Factors," "Where You Can Find More Information," "Business of Orangeco" and "Arrangements Between Orangeco and Public Storage" of the Information Statement (the "Information Statement") attached hereto. Those sections are incorporated herein by reference.

Item 2.    Financial Information

         The information required by this item is contained under "Capitalization," "Selected Financial Information of Orangeco" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Orangeco" of the Information Statement.
Those sections are incorporated herein by reference.

Item 3.    Properties

         The information required by this item is contained under "Business of Orangeco - Properties" of the Information Statement. That section is incorporated herein by reference.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

         The information required by this item is contained under "Security Ownership of Orangeco Common Stock by Certain Beneficial Owners and Management" of the Information Statement. That section is incorporated herein by reference.

Item 5.    Directors and Executive Officers

         The information required by this item is contained under "Management of Orangeco" of the Information Statement. That section is incorporated herein by reference.

Item 6.    Executive Compensation

         The information required by this item is contained under "Management of Orangeco" of the Information Statement. That section is incorporated herein by reference.

Item 7.    Certain Relationships and Related Transactions

         The information required by this item is contained under "The Distribution," "Business of Orangeco" and "Arrangements Between Orangeco and Public Storage" of the Information Statement. Those sections are incorporated herein by reference.

Item 8.    Legal Proceedings

         The information required by this item is contained under "Risk Factors" and "Business of Orangeco - Legal Proceedings" of the Information Statement. Those sections are incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         The information required by this item is contained under "The Distribution," "Dividend Policy of Orangeco" and "Description of Orangeco Capital Stock" of the Information Statement. Those sections are incorporated herein by reference.

Item 10.   Recent Sales of Unregistered Securities

         None.

Item 11.   Description of Registrant's Securities to be Registered

         The information required by this item is contained under "Description of Orangeco Capital Stock" of the Information Statement. That section is incorporated herein by reference.

Item 12.   Indemnification of Directors and Officers

         The information required by this item is contained under "Liability of Directors and Officers; Indemnification" of the Information Statement. That
section is incorporated herein by reference.

Item 13.   Financial Statements and Supplementary Data

         The information required by this item is contained under "Historical and Pro Forma Financial Statements of Orangeco" of the Information Statement. That section is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.

Item 15.   Financial Statements and Exhibits

         (a)    Financial Statements

                See Historical and Pro Forma Financial Statements of Orangeco in the Information Statement

         (b)    Exhibits

                Exhibit Number        Description

                   2                Form of Distribution Agreement.(1)

                   3.1 Form of Amended and Restated Articles of Incorporation of Registrant.(1)

                   3.2              Form of Amended and Restated Bylaws of
                                    Registrant.(1)

                  10.1              Registrant's 2000 Stock Option and Incentive
                                    Plan.(1)

                  10.2              Intercompany Operating Agreements.(1)

                  10.3              Agreement with PSCC, Inc.(1)

                  10.4              Form of Indemnity Agreement.(1)

                  27                Financial Data Schedule.(2)

                  ---------------
                  (1)   To be filed by amendment.
                  (2)   Filed herewith.

                              INFORMATION STATEMENT

                                PS ORANGECO, INC.

                                  Common Stock



         Public Storage, Inc. is furnishing this information statement to you to describe the distribution to you of all of the shares of PS Orangeco, Inc. ("Orangeco"). At the time of the distribution, Public Storage will own all of the shares of Orangeco.

     o Public Storage expects to make the distribution on or about __________, 2000, on the basis of one share of Orangeco common stock for each 20 shares of Public Storage common stock held on __________, 2000.

     o You will not have to pay for the shares of Orangeco common stock you receive in the distribution.

     o You will receive cash instead of a fractional interest in a share of Orangeco common stock for any interest of less than one whole share of Orangeco to which you would be entitled.

     o You will not have to surrender or exchange shares of Public Storage common stock to receive shares of Orangeco common stock.

         There is no current trading market for the Orangeco common stock. We have applied to have the Orangeco common stock quoted on the NASDAQ National Market under the symbol "______".

         As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 5.

                    -----------------------------------------
                      We are not asking you for a proxy and
                    you are requested not to send us a proxy.
                    -----------------------------------------

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this Information Statement is accurate or adequate.

                    -----------------------------------------

         This Information Statement is not an offer to sell securities and is not a solicitation of an offer to buy securities. Changes may occur after the date of this Information Statement. Neither Orangeco nor Public Storage will update the information in this Information Statement, except in the normal course of their public disclosures.

                    -----------------------------------------

         If you have questions about the distribution, please contact Public Storage's investor services department at [_______________] or Public Storage's stock transfer agent and registrar, BankBoston, N.A., at [_______________]. BankBoston, N.A. is also acting as distribution agent for the distribution.


        The date of this Information Statement is _______________, 2000.

                                TABLE OF CONTENTS

                                                                            Page
Summary.....................................................................   1
     Public Storage.........................................................   1
     Orangeco...............................................................   1
     Address and Telephone Number...........................................   1
     The Distribution.......................................................   2
     Information Regarding the Distribution and Orangeco....................   3
Risk Factors................................................................   5
     An active trading market for the Orangeco common stock may never
     develop or be sustained................................................   5
     The distribution will be taxable to you and to Public Storage..........   5
     Orangeco has a limited history in operating portable self-storage......   5
     Orangeco is dependent on Public Storage................................   5
     Orangeco has significant future capital requirements...................   5
     Orangeco is subject to operating risks.................................   6
     There is significant competition in Orangeco's businesses..............   6
     Orangeco may incur environmental costs and liabilities.................   6
     There may be conflicts of interest following the distribution..........   6
     The Hughes family could control Orangeco...............................   6
     Orangeco does not intend to pay dividends..............................   6
About this Information Statement............................................   7
Where You Can Find More Information.........................................   7
Cautionary Statement........................................................   7
The Distribution............................................................   8
     Background and Reasons for the Distribution............................   8
     Manner of Effecting the Distribution...................................   8
     Conditions; Termination................................................   9
     Valuation; Financial Advisor...........................................   9
Capitalization..............................................................   9
Dividend Policy of Orangeco.................................................  10
Business of Orangeco........................................................  10
     Operation of Portable Self-Storage Facilities..........................  10
     Retail Sales...........................................................  13
     Truck Rentals..........................................................  13
     Other Businesses.......................................................  14
     Employees..............................................................  14
     Purchases of Services and Supplies.....................................  14
     Legal Proceedings......................................................  14
Arrangements Between Orangeco and Public Storage............................  14
     Distribution Agreement.................................................  14
     Intercompany Operating Agreements......................................  15
     Other Agreements.......................................................  16
     Agreement with PSCC, Inc...............................................  16
     Management of Facilities...............................................  16
Selected Financial Information of Orangeco..................................  17
Management's Discussion and Analysis of Financial Condition and Results
  of Operation of Orangeco..................................................  19
Management of Orangeco......................................................  25
     Directors of Orangeco..................................................  25
     Committees of the Orangeco Board.......................................  25
     Compensation of Directors..............................................  26
     Executive Officers of Orangeco.........................................  26
     Executive Compensation.................................................  27
     Orangeco 2000 Stock Option and Incentive Plan..........................  27
     Annual Meeting.........................................................  30
Security Ownership of Orangeco Common Stock by Certain Beneficial Owners
  and Management............................................................  31
     Security Ownership of Certain Beneficial Owners........................  31
     Security Ownership of Management.......................................  32
Description of Orangeco Capital Stock.......................................  33
     General................................................................  33
     Orangeco Common Stock..................................................  33
     Preferred Stock........................................................  33
     Equity Stock...........................................................  33
     Effects of Issuance of Capital Stock...................................  33
Federal Income Tax Considerations...........................................  34
Liability of Directors and Officers; Indemnification........................  36
Historical and Pro Forma Financial Statements of Orangeco...................

                                     SUMMARY

Public Storage
--------------

     o Public Storage is the distributing company and at the time of the distribution will own all of the capital stock of Orangeco.

     o Public Storage is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates mini-warehouses, which are self-service facilities offering storage space for personal and business use.

     o Public Storage is the largest owner and operator of mini-warehouses in the United States. At December 31, 1999, Public Storage had equity interests (through direct ownership, as well as general and limited partnership interests) in 1,330 mini-warehouses and storage facilities in 37 states.

     o Public Storage also owns a substantial economic interest in PS Business Parks, Inc., and its operating partnership, which, as of December 31, 1999, owned and operated 125 commercial properties in 11 states.

     o The Public Storage common stock and 13 series of Public Storage preferred stock are traded on the New York Stock Exchange.

     o Public Storage has elected to be taxed as a REIT for federal income tax purposes. To the extent that Public Storage continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is distributed currently to its shareholders.

Orangeco
--------

         At the time of the distribution, Orangeco, either directly or through a subsidiary, will be engaged in the following businesses:

     o    portable self-storage;

     o sale of locks, boxes and packing materials in connection with its business; o rental of trucks at Public Storage facilities; and

     o    to a lesser extent, other activities.

         Orangeco was organized in November 1994. As used in this information statement, the term "Orangeco" includes Orangeco and its subsidiaries. See "Business."

Address and Telephone Number
----------------------------

         The principal executive offices of Public Storage and Orangeco are located at 701 Western Avenue, Glendale, California 91201-2349. The telephone number is (818) 244-8080.

The Distribution
----------------

         The following is a brief set of questions and answers about the distribution.

Why is Public Storage spinning off
 Orangeco at this time?                  The board of directors of Public
                                         Storage is concerned that continued
                                         growth in Orangeco's activities under
                                         the current corporate structure could
                                         jeopardize Public Storage's status as a
                                         REIT. The distribution should permit
                                         this continued growth without affecting
                                         Public Storage's status as a REIT. A
                                         distribution before additional growth
                                         takes place also should reduce the tax
                                         cost to the shareholders of the
                                         distribution.

Do I have to pay for shares of
 Orangeco in the distribution?           No.

What do I have to do to participate
 in the distribution?                    Nothing; no shareholder vote or other
                                         action is required. You do not need to
                                         surrender any shares of Public Storage
                                         common stock to receive shares of
                                         Orangeco common stock in the
                                         distribution.

What will I receive in the distribution?

                                         Public Storage will distribute one
                                         share of Orangeco common stock for
                                         every 20 shares of Public Storage
                                         common stock owned as of the record
                                         date. You will continue to own your
                                         Public Storage common stock.

When is the distribution date?           _______________, 2000

When is the record date?                 _______________, 2000

How will Public Storage distribute
 Orangeco's common stock to me?          If you are a shareholder of record of
                                         Public Storage common stock on the
                                         record date, BankBoston, N.A. will mail
                                         you a certificate representing your
                                         Orangeco common stock shortly after
                                         _______________, 2000. Following the
                                         distribution you may retain shares of
                                         Orangeco common stock, sell them or
                                         transfer them to a brokerage or other
                                         account. You will not receive new
                                         Public Storage stock certificates.

What if I hold my shares of Public
 Storage stock through my stockbroker,
 bank or other nominee?                  If you hold your shares of Public
                                         Storage common stock through your
                                         stockbroker, bank or other nominee, you
                                         are probably not a shareholder of
                                         record and your receipt of Orangeco
                                         common stock depends on your
                                         arrangements with the nominee that
                                         holds your shares of Public Storage
                                         common stock for you. We anticipate
                                         that stockbrokers and banks generally
                                         will credit their customers' accounts
                                         with Orangeco common stock shortly
                                         following the distribution date, but
                                         you should check with your stockbroker,
                                         bank or other nominee. Following the
                                         distribution you may instruct your
                                         stockbroker, bank or other nominee to
                                         transfer your shares of Orangeco common
                                         stock into your own name.

What if I would be entitled to a
 fractional share of Orangeco after
 the distribution?                       You will receive cash instead of a
                                         fractional interest in a share of
                                         Orangeco common stock for any interest
                                         of less than one whole share of
                                         Orangeco to which you would be
                                         entitled.

What is Orangeco's dividend policy?      Orangeco currently anticipates that no
                                         cash dividends will be paid on its
                                         common stock in the foreseeable future.
                                         Orangeco intends to use its available
                                         cash to expand its operations.

How will Orangeco's common stock trade?  We have applied to have Orangeco common stock quoted on the NASDAQ National
                                         Market under the symbol "__________"
                                         and expect that regular quotation will
                                         begin on _______________, 2000.

                                         [Public Storage common stock will
                                         continue to trade on a regular basis
                                         reflecting the combined value of Public
                                         Storage and Orangeco until
                                         _______________, 2000. Public Storage
                                         stock will trade carrying due-bills
                                         representing Orangeco common stock from
                                         _______________, 2000 through
                                         _______________, 2000. These due-bills
                                         will be redeemed for Orangeco common
                                         stock on _______________, 2000.]

Is the distribution taxable for U.S.
 tax purposes?                           Yes. The distribution will be taxable
                                         to you in 2000 as if you had received a
                                         cash distribution equal to the fair
                                         market value of the distributed
                                         Orangeco common stock.

What are the risks involved in
 owning Orangeco common stock?           The separation of Orangeco from Public
                                         Storage presents certain risks. For
                                         example, Orangeco has no prior history
                                         of operating as an independent company.
                                         Certain other risks are associated with
                                         owning Orangeco common stock due to the
                                         nature of its businesses, the markets
                                         in which it competes and potential
                                         conflicts of interest. You are
                                         encouraged to consider these risks
                                         carefully, which are described in
                                         greater detail on pages ___ through
                                         ___.

Will Public Storage and Orangeco be
 related in any way after the
 distribution?                           After the distribution, Orangeco will
                                         continue to have significant
                                         relationships with Public Storage,
                                         including significant allocation and
                                         cost sharing agreements and a long-term
                                         joint marketing program. Orangeco also
                                         will lease from Public Storage space to
                                         operate some of Orangeco's facilities.
                                         These relationships are described in
                                         greater detail on pages ___ to ___.

Information Regarding the Distribution and Orangeco
---------------------------------------------------

         Before the distribution, you should direct inquiries relating to the distribution to:

BankBoston, N.A.                            Public Storage, Inc.
[address]                                   701 Western Avenue
                                            Glendale, California 91201-2349
                                            telephone:  818\244-8080

         After the distribution, you should direct inquiries relating to an investment in Orangeco common stock:

                                            PS Orangeco, Inc.
                                            701 Western Avenue
                                            Glendale, California 91201-2349
                                            telephone:  818\244-8080

         After the distribution, the transfer agent and registrar for Orangeco's common stock will be:

                                            BankBoston, N.A.
                                            c/o EquiServe
                                            P.O. Box 8040
                                            Boston, MA 02266-8040
                                            telephone:  781\575-3120
                                            www.EquiServe.com

                                  RISK FACTORS

         You should carefully consider and evaluate all of the information set forth in this information statement, including the factors listed below.

An active trading market for the Orangeco common stock may never develop or be sustained.
------------------------------------------------------------------------------

         Before the distribution there has been no market for the Orangeco common stock. Consequently, an active trading market for the Orangeco common stock may never develop or be sustained.

The distribution will be taxable to you and to Public Storage.
--------------------------------------------------------------

         Unless you are tax-exempt, the distribution will be taxable to you in 2000 as ordinary income as if you had received a taxable cash dividend equal to the full fair market value of the Orangeco common stock received in the distribution and the amount of any cash received in lieu of a fractional share. Public Storage's board of directors has estimated that the fair market value of one share of Orangeco common stock on __________, 2000, if the distribution had occurred on that date, would have been $______. There can be no assurance that the Internal Revenue Service will agree with the valuation on the date of the distribution.

         The distribution also will be a taxable transaction for Public Storage, which will recognize gain to the extent that the fair market value of the distributed Orangeco common stock exceeds Public Storage's tax basis in the distributed shares. The aggregate amount of gain is estimated to be $__________. Public Storage also will claim a dividends-paid deduction for tax purposes in 2000 equal to the fair market value of the distributed Orangeco common stock (in the same amount per share as taxable shareholders would report as taxable income when they receive the distribution). That deduction will be taken into account by Public Storage along with its other distributions in seeking to satisfy the distribution requirements applicable to Public Storage as a REIT. See "Federal Income Tax Considerations."

Orangeco has a limited history in operating portable self-storage.
------------------------------------------------------------------

         Orangeco began operating portable self-storage in late 1996. There can be no assurance as to the profitability of this business.

Orangeco is dependent on Public Storage.
----------------------------------------

         After the distribution, Orangeco will continue to have significant relationships with Public Storage.

     o The intercompany operating agreement between Public Storage and Orangeco provides, among other things, significant allocation and cost sharing arrangements and a long-term joint marketing program between Orangeco and Public Storage. Except as provided in the intercompany operating agreement, Public Storage has no obligation to provide marketing services to Orangeco.

     o Orangeco leases from Public Storage the portable self-storage portion of the facilities that combine portable self-storage and mini-warehouse space. The term of the leases is ten years with an option by Orangeco to extend for an additional ten years.

See "Arrangements Between Orangeco and Public Storage - Intercompany
Agreements."

Orangeco has significant future capital requirements.
-----------------------------------------------------

         Orangeco has significant working capital and cash flow requirements. Since Orangeco's organization these requirements have been met by Public Storage. After the distribution, Public Storage has no obligation to provide financial support for Orangeco. Orangeco believes that it will be able to obtain a bank line on satisfactory terms. However, there can be no assurance. See "Selected Financial Information of Orangeco" and "Management's Discussion and Analysis of Financial Condition and Results of Operation of Orangeco."

Orangeco is subject to operating risks.
---------------------------------------

         The ability of Orangeco to operate profitably is dependent in significant part upon its success in the relatively new field of portable self-storage. In the case of each new facility, Orangeco will be commencing a portable self-storage operation which will be subject to the risks of any starting enterprise.

         Orangeco is subject to the risks generally incident to operating businesses. These risks include:

     o lack of demand for storage containers and storage related products and services;

     o    increases in competition;

     o    changes in general economic or local conditions;

     o    increases in the cost of capital equipment;

     o    changes in interest rates; and

     o    changes in regulatory requirements.

There is significant competition in Orangeco's businesses.
----------------------------------------------------------

         Competition in all of Orangeco's businesses is significant, with competition in portable self-storage expected to increase as this business matures. Market entry is relatively easy for persons or institutions that have the required initial capital. The successful operation of portable self-storage facilities is likely to result in more intense competition. Portable self-storage facilities also compete with mini-warehouses and, to a lesser extent, with traditional moving and storage operations located in the same market area. See "Business - Portable Self-Storage - Competition," "- Truck Rentals" and "- Retail Stores."

Orangeco may incur environmental costs and liabilities.
-------------------------------------------------------

         Under various federal, state and local environmental laws, an owner or operator of real estate interests may have to clean up spills or other releases of hazardous or toxic substances on or from a property. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of such substances, or the failure to remediate any resulting contamination properly, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

There may be conflicts of interest following the distribution.
--------------------------------------------------------------

         B. Wayne Hughes will serve as chairman of the board and chief executive officer of both Public Storage and Orangeco. Public Storage and Orangeco will at least initially have other common officers and will be party to significant cost sharing arrangements.
As a result there may be conflicts of interest following the distribution.

The Hughes family could control Orangeco.
-----------------------------------------

         After the distribution, Mr. Hughes and members of his family will own approximately 34% of Orangeco common stock (and will also own the same percentage of Public Storage common stock). Consequently, the ability of public shareholders to determine matters submitted to a shareholder vote will be substantially impaired. See "Security Ownership of Orangeco Common Stock by Certain Beneficial Owners and Management."

Orangeco does not intend to pay dividends.
------------------------------------------

         Orangeco intends to use its available funds to expand its operations and it does not intend to pay any dividends in the foreseeable future. See "Dividend Policy of Orangeco."

                        ABOUT THIS INFORMATION STATEMENT

         This information statement is part of a registration statement that Orangeco filed with the Securities and Exchange Commission for the Orangeco common stock being issued in the distribution. This information statement provides you with a general description of the Orangeco common stock. You should read this information statement together with the additional information described under the heading "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION

         Orangeco has filed with the Commission a registration statement on form 10 under the Securities Exchange Act of 1934. This information statement, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from this information statement as permitted by the rules and regulations of the Commission. For further information, please refer to the registration statement. Statements made in this information statement concerning the contents of any documents referred to in this information statement are not necessarily complete, and in each case are qualified in all respects by reference to the copy of that document filed with the Commission.

         You may read and copy the registration statement, as well as the exhibits and the schedules to the registration statement, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains information regarding issuers that file electronically and the address of that site is http://www.sec.gov.

         Following the distribution described in this information statement, Orangeco will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Orangeco will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its shareholders in connection with its annual meetings of shareholders.

         You should rely only on the information contained in this information statement or in documents to which you have been referred. We have not authorized anyone to provide you with information that is different.


                              CAUTIONARY STATEMENT

         Statements contained in this information statement that are not based on historical fact are "forward-looking statements." Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms. Cautionary statements set forth in "Risk Factors" and elsewhere in this information statement identify important factors that could cause actual results to differ materially from those in the forward-looking statements.

                                THE DISTRIBUTION

Background and Reasons for the Distribution
-------------------------------------------

         Public Storage is a REIT organized in 1980 that is principally engaged in the business of owning and operating mini-warehouses. Public Storage has owned substantially all of the economic interests in Orangeco, which was organized in November 1994 and has engaged in certain businesses related to Public Storage's mini-warehouse operations. These include primarily the portable self-storage business, the sale of locks, boxes and packing materials and the rental of trucks at Public Storage's mini-warehouses as well as other activities (collectively, the "Other Activities"). The Other Activities generally produce income that would be "non-qualifying" income if earned directly by Public Storage under the tax laws applicable to REITs. The tax laws limit the amount of non-qualifying gross income that may be generated by a REIT to 5% of the REIT's gross income. That limitation does not apply to Orangeco, which unlike Public Storage, is a "C" corporation that is subject to regular income tax.

         The tax laws applicable to REITs also contain certain other restrictions that might come into play (in the absence of the distribution) if the growth in value of the Other Activities is consistent with or exceeds Public Storage's expectations. The current REIT tax provisions prohibit a REIT from owning at the end of any calendar quarter stock or securities (including loans other than mortgages adequately secured by real property) of a C corporation with a value of more than 5% of the REIT's total assets, and also preclude ownership of more than 10% of the voting securities of a C corporation. Beginning January 1, 2001, the tax laws applicable to REITs have been amended to change the 10% voting securities limit. After that date, REITs generally will be prohibited from owning more than 10% of the vote or value of a C corporation (subject to certain grandfather rules), but will be permitted to own up to 100% of certain "taxable REIT subsidiaries" ("TRSs"). The value of all TRSs must be less than 20% of the total value of the REITs' assets. While the new rules will ease the REIT restrictions to some extent, they continue to place significant value limitations on a REIT's ownership interest in other taxable corporations.

         The distribution would segregate the basic mini-warehouse business and the Other Activities (other than the sale of locks, boxes and packing materials at Public Storage facilities, which Public Storage will undertake through a subsidiary) into separately owned corporate entities that initially have the same common stock ownership. The distribution is designed to permit continued growth of the Other Activities without the restraints imposed by the REIT tax restrictions. After the distribution, the value of Orangeco (engaged in most of the Other Activities) may increase without limitation, without affecting Public Storage's continued status as a REIT. By making the distribution at this time, the shareholders will be taxable upon the current fair market value of the distributed Orangeco common stock. If the distribution were to be made at a different time following a significant increase in the value of the distributed assets, taxable shareholders would be faced with increased taxes on any such appreciation in value. This factor also appears to make a current distribution of the Other Activities advantageous.

Manner of Effecting the Distribution
------------------------------------

         Prior to and for the purpose of facilitating the distribution, Orangeco was reorganized and recapitalized.

         In addition, to accomplish the distribution, on or about __________, 2000, the following actions will be taken:

     o Public Storage distributes shares of Orangeco common stock to holders of Public Storage common stock on the basis of one share of Orangeco common stock for each 20 shares of Public Storage common stock held on _______________, 2000, the record date. See "Description of Orangeco Capital Stock - Common Stock."

     o Public Storage will pay cash instead of a fractional interest in a share of Orangeco common stock for any interest of less than one whole share of Orangeco to which any holder would be entitled.

     o Public Storage distributes shares of Orangeco common stock to the Hughes family as holders of Public Storage's class B common stock on the basis of .97 shares of Orangeco common stock for each 20 shares of Public Storage's class B common stock held on the record date.

     o You will not have to pay for the shares of Orangeco common stock in the distribution.

     o You will not have to surrender or exchange shares of Public Storage common stock or to take any other action in order to receive the Orangeco common stock.

Conditions; Termination
-----------------------

         The distribution is conditioned upon, among other things:

     o The registration statement having been declared effective by the Commission; and

     o The Orangeco common stock having been approved for quotation on the NASDAQ National Market System.

Even if all the conditions of the distribution are satisfied, Public Storage's board of directors has reserved the right to abandon, defer or modify the distribution at any time prior to __________, 2000.

Valuation; Financial Advisor
----------------------------

         Public Storage's board of directors has estimated the fair market value of one share of Orangeco common stock on _______________, 2000, if the distribution had occurred on that date, would have been $__________.

         Following the distribution, Public Storage's board of directors will update its estimate of the fair market value of the Orangeco common stock as of the date of the distribution. This information will be mailed to Public Storage's shareholders for use in reporting the distribution for income tax purposes. Public Storage will report the distribution to the Internal Revenue Service (the "Service") as the payment of a property dividend to its shareholders in an amount equal to the fair market value of the Orangeco common stock at the date of the distribution, as estimated by Public Storage's board of directors. There can be no assurance that the Service will agree with this estimate of the valuation of the Orangeco common stock. To assist Public Storage's board of directors in making these estimates, the board has engaged a financial advisor.

                                 CAPITALIZATION

         The table below sets forth, as of December 31, 1999, the historical combined capitalization of Orangeco and the pro forma combined capitalization of Orangeco after the distribution. This table should be read in conjunction with the historical and pro forma combined financial statements and the notes thereto contained in this information statement:

                                                                      At December 31, 1999
                                                              -------------------------------------
                                                                 Orangeco             Orangeco
                                                                Historical          Pro Forma (1)
                                                              ---------------     -----------------

Total debt...........................................         $             -     $               -

Common stock, $0.10 par value, 200,000,000 shares
  authorized, 6,674,350 pro forma shares issued and
  outstanding at December 31, 1999...................                       -               667,000

   Paid-in capital...................................                       -           106,521,000

   Equity............................................              77,188,000                     -
                                                              ---------------     -----------------

Total Shareholders' equity...........................         $    77,188,000     $     107,188,000
                                                              ---------------     -----------------

Total capitalization.................................         $    77,188,000     $     107,188,000
                                                              ===============     =================

---------------
(1) Reflects cash contribution of $30,000,000 by Public Storage in connection with the distribution.

                           DIVIDEND POLICY OF ORANGECO

         Orangeco intends to use its available funds to expand its operations and does not intend to pay any dividends in the foreseeable future. Payment of dividends on the Orangeco common stock will likely be restricted by credit facilities that Orangeco may obtain from time to time. The declaration of dividends is subject to the discretion of Orangeco's board of directors.


                              BUSINESS OF ORANGECO

Operation of Portable Self-Storage Facilities
---------------------------------------------

         General. Orangeco has been engaged in the portable self-storage business since 1996. Orangeco operates this business from facilities it owns, facilities it leases from third parties and facilities it leases from, or manages for, Public Storage and its affiliates. Storage containers are delivered to customers' home for packing and locking by the customers. Containers are picked up at the customers' home and delivered to an Orangeco portable self-storage facility where they are stored. Customers may access their containers at the facilities during designated operating hours. At the end of the storage period, the containers may be redelivered to customers' homes. In addition to the monthly rental charge, service fees may be charged for pickup and delivery of containers. Alternatively, to avoid transportation charges, customers may pack and/or unpack their containers at the facilities.

         The storage containers are wood and generally measure 8' tall x 5' deep x 7' wide. The facilities are typically concrete tilt-up buildings equipped with burglar alarm and fire and smoke detection systems and generally have a capacity for 1,000 to 3,000 storage containers.

         At December 31, 1999, Orangeco operated a total of 36 facilities in 20 greater metropolitan areas in 11 states. As with mini-warehouses, Orangeco believes that the portable self-storage business experiences some seasonal fluctuations in occupancy levels, with occupancies generally higher in the summer months than the winter months. There can be no assurance as to the level of Orangeco's expansion, rate of fill-up or profitability.

         Strategy. Orangeco and Public Storage believe Orangeco's business complements Public Storage's mini-warehouse operations. Accordingly, Public Storage is developing facilities that combine mini-warehouse and portable self-storage operations and leasing a portion of the facility to Orangeco to operate portable self-storage. Orangeco expects that an increasing part of its business will be operated from this type of combination facility. Portable self-storage is designed to provide an alternative to mini-warehouse customers, particularly for those who desire or require the convenience offered by Orangeco's business. Orangeco and Public Storage jointly use a national telephone reservation system, which supports rental activity in all of the markets in which Orangeco's facilities are located. Customers calling either the toll-free telephone referral system of Orangeco and Public Storage or a mini-warehouse facility are routed to a reservation system where a representative discusses with the customer space requirements, price and location preferences. Orangeco and Public Storage use other joint marketing programs, including radio and television advertising, as well as the PublicStorage.com internet website, to promote their rental activity.

         Competition. Current competition in the portable self-storage business is largely from local operators in certain markets. However, market entry is relatively easy for persons or institutions that have the required initial capital. The successful operation of existing and new portable self-storage facilities would generate more intense competition. One of Public Storage's national mini-warehouse competitors, as well as various other companies, are operating portable self-storage facilities in more than one market. Portable self-storage facilities also compete with mini-warehouses located in the same market, and to a lesser extent with traditional warehouses.

         Properties. The following table sets forth information as of December 31, 1999 about facilities owned and operated by
Orangeco:

                                 Number of Portable              Date Opened
        Location                   Containers(1)           (Actual or Projected)
        --------                   -------------           ---------------------

        Florida
             Pompano Beach             2,700                  June, 1998
             Miami                     2,500                  December, 1998

        Washington
             Renton                    3,036                  June, 1998

        Colorado
             Denver                    1,743                  December, 2000

        California
             Burlingame                2,223                  January, 1998

      ---------------
      (1)   Maximum capacity.

         The following table sets forth information as of December 31, 1999 about facilities leased by Orangeco:

                          Number of
                           Portable              Lease
Location                 Containers(1)      Expiration Date        Annual Rent       Date Opened
--------                 -------------      ---------------        -----------       -----------

Arizona
     Phoenix                2,000           May, 2002              $ 266,000         April, 1997

California
     Chula Vista            1,827           May, 2002                220,000         April, 1997
     City Of Industry       2,079           October, 2000            238,753         November, 1996
     Cypress                2,074           September, 2001          310,000         December, 1996
     Gardena                2,577           March, 2007              450,000         December, 1996
     Irvine                 2,050           March, 2003              235,000         August, 1996(3)
     Los Angeles            1,750           April, 2005              431,000         April, 1997
     Oakland                2,886           July, 2001(2)            432,000         October, 1997
     Sacramento             2,704           March, 2002              267,000         January, 1997
     San Diego              1,663           September, 2002(2)       266,000         September, 1997
     San Jose               2,150           February, 2001           465,000         December, 1997
     Whittier               2,487           April, 2003(2)           293,000         January, 1998
Colorado
     Aurora                 2,055           July, 2002               232,000         June, 1997
     Golden                 2,256           December, 2002           316,000         June, 1997
Florida
     Orlando                1,788           October, 2002            230,000         April, 1997
     Tampa                  1,827           June, 2002               223,000         May, 1997
Georgia
     Duluth                 2,394           March, 2002              215,000         April, 1997
     Forest Park(4)         2,800           December, 2020           265,000         June, 1999
Illinois
     Alsip                  2,709           April, 2003              450,000         May, 1998
     Elk Grove Village      1,504           May, 2002                193,000         July, 1997
     Morton Grove           1,833           June, 2002               222,000         July, 1997
Maryland
     Baltimore              2,400           August, 2002             251,000         June, 1997
     Columbia               2,445           June, 2002               313,000         May, 1997
     Landover               1,916           May, 2006(2)             297,000         November, 1997
Missouri
     Bridgeton              1,998           October, 2002            220,000         September, 1997
New York
     Bethpage               2,124           January, 2003            422,000         October, 1997
Texas
     Austin                 1,929           January, 2002            307,000         January, 1997
     Fort Worth             4,600           August, 2002(2)          269,000         March, 1997
     Houston                3,365           September, 2002          227,000         April, 1997
     Plano                  1,869           July, 2000               240,284         June, 1997
     San Antonio            2,210           October, 2002            275,683         February, 1997

---------------
(Footnotes on following page.)

(1) Maximum capacity. Some of these facilities are expected to be replaced by facilities under construction by Public Storage. The maximum capacity of the replacement facilities may differ. See "Arrangements Between Orangeco and Public Storage Intercompany Operating Agreement - Lease of Facilities and Completion of Facilities for Lease."

(2)    Subject to an option to extend.

(3) Lease assumed in connection with acquisition of existing portable self-storage business in 1996.

(4) Leased from Public Storage. Consists of a facility that combines mini-warehouse and portable self-storage operations. Replaced facility that had been leased from third party since June 1997.

         The following table sets forth information about facilities managed by Orangeco for Public Storage or an affiliate:

                                   Number of                Number of
                                    Portable             Mini-Warehouse
       Location                  Containers(1)               Spaces             Date Opened
       --------                  -------------           --------------         -----------

Northridge, California               2,150                     795              November, 1998

Los Angeles, California              1,161                     697              March, 2000

---------------
(1)   Maximum capacity.

         The management agreements provide that Orangeco (1) guarantees that the owner will continue to receive the net operating income earned by the facilities prior to Orangeco's management of the facilities (escalated by the annual increases in net operating income for mini-warehouses operated by Public Storage in the same markets (minimum rent escalations of 1% per year)) and (2) receives any additional net operating income earned by the facilities.

         Orangeco owns two recently constructed industrial properties that are currently leased to third parties.

Retail Sales
------------

         In connection with its business, Orangeco offers for sale a variety of items to assist in the moving and storage of goods. These items include locks, moving and storage boxes, tape, rope, marking pens and storage racks. Public Storage through a subsidiary will offer for sale similar products at its mini-warehouses.

         Competition among packing and shipping stores is intense and includes national, regional and local operators. Similar products are offered at mini-warehouses owned by other national, as well as local, operators. Orangeco believes its ability to compete effectively is facilitated by offering the products in conjunction with the rental of storage space.

Truck Rentals
-------------

         At many Public Storage mini-warehouses, Orangeco offers truck rentals to the general public, including mini-warehouse tenants. Zoning and other regulatory restrictions, as well as property location and insufficient space, effectively preclude truck rentals at many Public Storage mini-warehouses.

         Orangeco has contracted with Penske Truck Leasing Co. to supply trucks and to assist in the operations of the truck rental program. Penske both leases trucks to Orangeco and makes available additional trucks as to which Orangeco earns rental commissions. Orangeco, Penske and Public Storage cooperate in cross-marketing, incentive and promotional arrangements and in joint advertising efforts, including "yellow pages" advertisements in telephone directories, newspaper and other print advertisements. Orangeco and Public Storage jointly use a national telephone reservation system, which supports truck rental activity in all markets in which truck rentals are offered.

         Competition among truck rental operators is intense with several national companies and many local operators offering truck rentals. Truck rentals are offered at many mini-warehouses that compete with Public Storage. Orangeco believes that its cross-marketing arrangements with Public Storage should enable Orangeco to compete effectively.

Other Businesses
----------------

         Orangeco has recently initiated a program offering moving services in one market. There can be no assurance that Orangeco will continue or expand these activities.

         Orangeco intends to organize a subsidiary to create an internet web site for Public Storage and itself to market moving and related services. Orangeco may also engage in other web businesses with Public Storage or others. There can be no assurance as to the success of any such ventures. See "Arrangements Between Orangeco and Public Storage - Intercompany Operating Agreements - Joint Marketing Activities and Orangeco Web Site."

Employees
---------

         At February 29, 2000, Orangeco had approximately 320 full-time employees, substantially all of whom are engaged in portable self-storage. Certain Public Storage employees perform services on behalf of Orangeco, which pays a portion of their compensation.

Purchases of Services and Supplies
----------------------------------

         PSCC, Inc. was organized to perform centralized administrative services for Public Storage and other property owners affiliated with Public Storage. These services include accounting and finance, employee relations, management information systems, legal, office services, marketing, administration and property management training. In addition, to take advantage of economies of scale, PSCC purchases supplies and services, including yellow pages and media advertising and property liability and casualty insurance, for the benefit of multiple property owners and allocates the costs of these supplies and services to the benefited property owners. Orangeco is also a party to the agreement with PSCC. Orangeco, Public Storage and other owners of facilities for which PSCC performs services own the capital stock of PSCC.

Legal Proceedings
-----------------

         In the ordinary course of business, Orangeco is subject to various pending claims, lawsuits and contingent liabilities. Orangeco does not believe that disposition of these matters will have a material adverse effect on Orangeco's consolidated financial position or results of operations.


                ARRANGEMENTS BETWEEN ORANGECO AND PUBLIC STORAGE

         Orangeco and Public Storage are parties to various agreements described below. These agreements are conditioned upon completion of the distribution.

Distribution Agreement

         The distribution agreement between Orangeco and Public Storage dated as of _______________, 2000, provides for the following:

     o Public Storage has agreed to contribute $30 million to Orangeco prior to the distribution.

     o Orangeco and Public Storage have agreed to the corporate transactions required to effect the distribution. See "The Distribution - Manner of Effecting the Distribution" and "- Conditions; Termination."

     o Orangeco and Public Storage have agreed to cross-indemnities designed primarily to place financial responsibility for the liabilities of Public Storage with Public Storage and financial responsibility for the liabilities of Orangeco with Orangeco.

Intercompany Operating Agreements
---------------------------------

         Various intercompany agreements between Orangeco and Public Storage dated as of _______________, 2000, with terms of generally 20 years, provide for the following:

         Lease of Facilities and Completion of Facilities for Lease
         ----------------------------------------------------------

     o Public Storage agrees to net lease to Orangeco, for use in Orangeco's portable self-storage business, the portable self-storage portion of existing facilities owned by Public Storage that combine portable self-storage and mini-warehouse space on the following terms

          o term of ten years with an option by Orangeco to extend an additional ten years;

          o annual rental rate of 14% of the cost of construction of the portion of the facility being leased;

          o rental rate adjusted every five years based on the average of the increase in the consumer price index for the five year period preceding the adjustment; and

          o   monthly rental payments.

     o Public Storage agrees, at its cost, to (1) complete the construction of 34 facilities currently under development (aggregate acquisition and development costs of approximately $60 million at December 31, 1999 and estimated aggregate remaining construction costs of approximately $99 million at December 31, 1999) and (2) acquire the land currently under contract for, and complete the development of, eight facilities (estimated aggregate acquisition and construction costs of approximately $60 million at December 31, 1999). These contracts are subject to significant contingencies, and, if a property is not acquired, Public Storage has no obligation to acquire and construct a replacement property. These facilities would combine portable self-storage and mini-warehouse space.

     o Upon completion of construction Public Storage agrees to lease to Orangeco, for use in its portable self-storage business, a portion of the facilities under construction or proposed construction on the same terms as the leases for the existing facilities.

     o Upon completion of a facility that replaces an existing facility, Public Storage agrees to assume Orangeco's lease for the replaced facility.

         Retail Sales
         ------------

     o Orangeco and Public Storage agree to jointly purchase locks, boxes and other moving and storage supplies for sale in connection with their respective businesses.

     o Orangeco agrees that, if practical, the "Public Storage" name and logo will be placed on moving and packing materials sold by Orangeco. Public Storage agrees that, if practical, Orangeco may designate a name and logo to be placed on moving and packing materials sold by Public Storage.

         Truck Rentals
         -------------

     o Orangeco agrees to pay Public Storage a commission of 8% of revenues from one-way and local rentals of trucks at Public Storage's facilities.

     o Orangeco agrees that the "Public Storage" name and logo will be placed on all local rental trucks operated by Orangeco.

         Joint Marketing Activities and Orangeco Web Site
         ------------------------------------------------

     o Orangeco and Public Storage agree to (1) cooperate in cross-marketing, incentive and promotional arrangements and in joint advertising efforts, including "yellow pages" advertisements in telephone directories, newspaper and other print advertisements and radio and television advertisements and (2) jointly use Public Storage's national telephone reservation system. The costs of these activities will be paid by Public Storage and Orangeco in accordance with specified formulas. After three years, either party may terminate this agreement with or without cause upon six months' notice.

     o Public Storage agrees to use Orangeco's web site as the exclusive internet "moving portal" to offer mini-warehouse spaces for rent and to allow Orangeco to develop other web businesses that would be operated jointly by Public Storage and Orangeco in accordance with specified formulas. Public Storage is not, however, restricted from offering mini-warehouse spaces for rent through an internet "storage portal" and through its PublicStorage.com internet web site.

     o Public Storage agrees to pay Orangeco fees of (1) 10% of revenues realized by Public Storage through the rental of mini-warehouse spaces from orders placed through the Orangeco web site and (2) 20% of revenues from the sale of boxes and packing materials from orders placed through this site.

     o Orangeco agrees (1) to promote actively Public Storage's mini-warehouse spaces on Orangeco's web site and (2) not to advertise mini-warehouse spaces of any other mini-warehouse that operates within five miles of a Public Storage facility.

     o Public Storage agrees to include references to Orangeco's internet moving portal on (1) signage at Public Storage's facilities (at Orangeco's cost and subject to local governmental approvals) and (2) the PublicStorage.com internet web site.

Other Agreements
----------------

     o Orangeco agrees that Public Storage may cause Orangeco to grant to Public Storage employees options to acquire stock in any subsidiary of Orangeco organized within 30 months of the distribution. The shares subject to these options may not exceed 10% of the shares issued by a subsidiary. It is expected that these options would be granted to employees who contributed to the business of these subsidiaries.

Agreement with PSCC, Inc.
-------------------------

         For a discussion of Orangeco's agreement with PSCC, see "Business - Purchases of Services and Supplies." After three years, either party may terminate this agreement with or without cause upon six months' notice.

Management of Facilities
------------------------

         For a discussion of the general terms that Orangeco manages two portable self-storage facilities owned by Public Storage or an affiliate, see "Business of Orangeco - Operation of Portable Self-Storage Facilities - Properties."

                   SELECTED FINANCIAL INFORMATION OF ORANGECO

         The following table summarizes certain selected financial data of Orangeco. The Statement of Operations data set forth below for each of the three years ended December 31, 1999 and the Balance Sheet data as of the end of each year in the two-year period ended December 31, 1999 are derived from the audited combined financial statements of Orangeco included in this document. The Statement of Operations data set forth below for the years ended December 31, 1996 and 1995 and the Balance Sheet data at December 31, 1997, 1996 and 1995 are derived from unaudited combined financial statements of Orangeco. The historical selected financial data may not necessarily be indicative of Orangeco's past or future performance as an independent entity. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Orangeco's Consolidated Financial Statements and notes thereto included elsewhere in this document. The Pro Forma data should be read in conjunction with the Pro Forma Combined Financial Statements.

         In reviewing this financial data, you should consider the following unusual events and factors:

     o The historical financial information reflect the historical operations of portable self-storage, the rental of trucks, and the sale of merchandise at the portable self-storage locations. The largest component of Orangeco's operating results is the containerized portable self-storage business.

     o Orangeco commenced portable self-storage operations in August 1996 through the acquisition of a single facility operator. In 1997, Orangeco expanded the business by opening additional facilities in markets throughout the United States, increasing the number of open facilities from 4 at December 31, 1996 to 49 at December 31, 1997. In 1998, Orangeco closed several facilities in non-strategic markets and consolidated operations of several other facilities into existing facilities, while opening several more facilities, decreasing the number of opened facilities to 43 at December 31, 1998. In 1999, Orangeco closed several more facilities, decreasing the number of open facilities to 36 at December 31, 1999. The historical and pro forma financial data includes the historical operating results of those facilities that were closed.

     o As a result of the startup nature of the portable self-storage business, Orangeco sustained operating losses in 1997, 1998, and 1999.

     o Orangeco believes that the quarterly losses from the portable self-storage business peaked in the third quarter of 1997 at approximately $12 million, and losses have decreased each quarter thereafter through the fourth quarter of 1999, when quarterly losses were approximately $1.3 million. Earnings before depreciation and amortization for the last three and six months of 1999 were approximately breakeven.

     o At December 31, 1999, there were 36 facilities in operation. In order to evaluate the ongoing portable self-storage business, management has reviewed the operations of the 36 facilities that were open at December 31, 1999, substantially all of which were in operation prior to December 31, 1998. The results of operations and key selected financial data of these facilities is included in the table which follows.

     o In connection with (and conditional upon) the distribution, Public Storage and Orangeco have entered into significant intercompany operating agreements described on page 14 that will have a substantial impact upon the future operations of Orangeco. In addition, prior to the distribution Public Storage will contribute $30 million in cash to Orangeco. The impact of certain of these arrangements is included in the "Pro Forma" equity, cash and net income on the Pro Forma Financial Statements included elsewhere herein. See also "Management's Discussion and Analysis of Results of Operations and Financial Condition" for additional information with respect to the impact of these arrangements.

                                                                        (1) For the year ended December 31,
                                               -------------------------------------------------------------------------------------
                                                Pro Forma                              Historical Operations
                                               -----------    ----------------------------------------------------------------------
                                                1999 (2)         1999           1998           1997           1996           1995
                                               -----------    -----------    -----------    -----------    -----------    ----------
                                                                                   (In thousands)

Income statement information:

Revenues:
  Operating revenues......................     $   29,171     $   29,171     $   26,391     $    9,135     $      964     $     113
  Interest and other income (3)...........            239            239            141             75             16             -
                                               -----------    -----------    -----------    -----------    -----------    ----------
                                                   29,410         29,410         26,532          9,210            980           113
                                               -----------    -----------    -----------    -----------    -----------    ----------
Expenses:
  Cost of operations......................         28,654         32,054         49,813         32,367          1,552           160
  Depreciation and amortization...........          6,193          6,193          4,645          1,715             32             -
  General and administrative (4)..........          3,137          2,512          3,039          7,078            174             -
                                               -----------    -----------    -----------    -----------    -----------    ----------
                                                   37,984         40,759         57,497         41,160          1,758           160
                                               -----------    -----------    -----------    -----------    -----------    ----------
Loss before loss on disposition of
  equipment...............................         (8,574)       (11,349)       (30,965)       (31,950)          (778)          (47)
Loss on disposition of equipment..........              -              -           (640)             -              -             -
                                               -----------    -----------    -----------    -----------    -----------    ----------
Net loss..................................     $   (8,574)    $  (11,349)    $  (31,605)    $  (31,950)    $     (778)    $     (47)
                                               ===========    ===========    ===========    ===========    ===========    ==========
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet information:
Total assets..............................     $  110,677     $   80,667     $   64,853     $   40,625     $   12,197     $       -
Total liabilities.........................     $    3,489     $    3,489     $    3,801     $    1,608     $      325     $       -
Total equity..............................     $  107,188     $   77,188     $   61,052     $   39,017     $   11,872     $       -
------------------------------------------------------------------------------------------------------------------------------------
    SUPPLEMENTARY INFORMATION WITH RESPECT TO THE 36 FACILITIES OPEN              QUARTER         YEAR
       AT DECEMBER 31, 1999 (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT                   ENDED          ENDED
       PER-CONTAINER AMOUNTS) (5)                                                12/31/1999     12/31/1999
                                                                                 -----------    -----------

    Revenues..............................................................       $    7,438     $   25,135
    Cost of Operations....................................................           (7,213)       (26,715)
                                                                                 -----------    -----------
    Net operating profit (loss) prior to depreciation and amortization....              225         (1,580)
    Depreciation and amortization expense.................................           (1,278)        (4,715)
                                                                                 -----------    -----------
    Net operating loss after depreciation and amortization................       $   (1,053)    $   (6,295)
                                                                                 ===========    ===========

    Weighted average number of occupied containers........................           57,379         52,415
    Weighted average monthly rent per occupied container..................           $38.43         $36.85

---------------
(1)   Operations in 1995 are composed exclusively of truck rental operations.

(2) Pro forma information reflects the impact of transactions occurring in connection with the distribution, including a leasing arrangement with Public Storage, additional general and administrative expense associated with Orangeco's operation as a separate publicly traded legal entity, and Public Storage's contribution of $30 million. See Pro Forma Combined Financial Statements for more information.

(3) Interest and other income primarily includes interest income on cash balances and the net results of merchandise sales at Orangeco's portable self-storage locations.

(4) Orangeco incurred substantial general and administrative expenses in 1997 and 1998 related to recruiting and training personnel, equipment, computer software, and professional fees in organizing the portable self-storage business. General and administrative expense for 1999 and 1998 include $0.9 million and $0.4 million, respectively, associated with terminated leases on closed facilities.

(5) Amounts reflect operations with respect to the 36 facilities that were open at December 31, 1999. Management reviews the operating results with respect to these facilities in order to evaluate the ongoing results of the portable self-storage business. Upon Public Storage's completion of developed facilities that will replace 27 of these facilities that are currently leased from third parties, annual lease and utilities expense will be $3.4 million lower, and overall container capacity for these 36 facilities will be 66,400.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATION OF ORANGECO

         Forward Looking Statements: When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of Orangeco to be materially different from those expressed or implied in the forward looking statements. Such factors include the impact of competition from new and existing facilities which could impact rents and occupancy levels at Orangeco's facilities; Orangeco's ability to evaluate, finance, and integrate facilities into Orangeco's existing operations; Orangeco's ability to compete effectively in the markets that it does business in; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, the acceptance by consumers of the Pickup and Delivery concept; the impact of general economic conditions upon rental rates and occupancy levels at Orangeco's facilities; and the availability of permanent capital at attractive rates.

         Overview: The following discussion should be read in conjunction with the Combined Financial Statements of Orangeco and notes thereto elsewhere in this Information Statement. Pursuant to a plan of distribution, Public Storage expects to distribute all of the shares of Orangeco to shareholders of Public Storage's common stock. At the time of the distribution, Orangeco will be engaged in the following principal business activities: (i) containerized portable self-storage activities (the "Portable Self-Storage Operations") and
(ii) the leasing of trucks at Public Storage facilities (the "Truck Operations"). Orangeco will also sell merchandise at its portable self-storage locations; such amounts are reflected as a component of interest and other income. The Combined Financial Statements of Orangeco include the Portable Self-Storage Operations, Truck Operations, as well as the sale of merchandise at Orangeco's portable self-storage locations.


Portable Self-Storage Operations
--------------------------------------------------------------------------------

         The Portable Self-Storage Operations are by far the largest component of Orangeco's current business activities. Storage containers are delivered to customers' homes for packing and locking by the customers. Containers are picked up at the customers' homes and delivered to facilities where they are stored. Customers may access their containers at the facilities during designated operating hours. At the end of the storage period, the containers are redelivered to customers' homes. In addition to the monthly rental charge, service fees may be charged for pickup and delivery.

         In August 1996, Orangeco made its initial entry into the containerized portable self-storage business through its acquisition of a single facility operator located in Irvine, California. Since that time, Orangeco expanded the business by opening additional facilities in markets throughout the United States. At December 31, 1999, Orangeco operated 36 facilities in 11 states. The facilities are located in major markets in which Public Storage has significant market presence with respect to its traditional self-storage facilities.

         The following table summarizes the operations of the Portable Self-Storage Operations for 1999, 1998 and 1997:


Portable self-storage operations:
---------------------------------
                                          Year Ended December 31,                   Year Ended December 31,
                                          -----------------------                   -----------------------
                                             1999          1998       Change            1998         1997       Change
                                          -----------    ---------   --------       ----------     ---------  ---------
                                                                   (Dollar amounts in thousand)

Rental and other income ............        $ 25,591     $ 24,238    $ 1,353         $ 24,238      $  7,893   $ 16,345

Cost of operations:
    Direct operating costs..........          17,715       24,204     (6,489)          24,204        14,445      9,759
    Marketing and advertising.......           1,333        9,206     (7,873)           9,206        10,441     (1,235)
    Facility lease expense..........           9,779       14,400     (4,621)          14,400         6,200      8,200
                                            ---------    ---------   --------        ---------     ---------  ---------
       Total cost of operations               28,827       47,810    (18,983)          47,810        31,086     16,724
                                            ---------    ---------   --------        ---------     ---------  ---------
                                              (3,236)     (23,572)    20,336          (23,572)      (23,193)      (379)

Depreciation and amortization.......           6,162        4,614      1,548            4,614         1,692      2,922
General and administrative..........           2,512        3,039       (527)           3,039         7,078     (4,039)
                                            ---------    ---------   --------        ---------     ---------  ---------
Operating losses....................        $(11,910)    $(31,225)   $19,315         $(31,225)     $(31,963)  $    738
                                            =========    =========   ========        =========     =========  =========
Number of facilities operating:
   At beginning of year.............              43           49         (6)              49             4         45
   At end of year...................              36           43         (7)              43            49         (6)
Number of occupied containers at the
    end of the year.................          57,381       48,963      8,418           48,963        35,897     13,066

         Due to the start-up nature of the business, the Portable Self-Storage Operations incurred operating losses totaling approximately $11.9 million, $31.2 million and $32.0 million for the years ended December 31, 1999, 1998, and 1997, respectively, as summarized in the above table.

         Orangeco believes that the quarterly losses from the Portable Self-Storage Operations peaked during the third quarter of 1997. Operating losses were approximately $12 million for the third quarter of 1997 and have subsequently decreased each sequential quarter through the fourth quarter of 1999 where operating losses were approximately $1.3 million. Operations before depreciation and amortization for the last six months of 1999 were approximately breakeven.

         The number of facilities operated by Orangeco increased from 4 at December 31, 1996 to 49 at December 31, 1997 due to the opening of 45 facilities in 1997. The number of facilities decreased to 43 at December 31, 1998, due to the opening of 13 facilities and the closure of several facilities in non-strategic markets and the consolidation of the operations of several other facilities into existing facilities within the same markets. The number of facilities decreased further to 36 at December 31, 1999 due to the closure and consolidation of several additional facilities.

         Rental and other income includes monthly rental charges to customers for storage of the containers and service fees charged for pickup and delivery of containers to customers' homes. The increase in rental and other income from $7.9 million in 1997 to $24.2 million in 1998 is the result of the significant expansion of the business throughout that period of time. Rental income increased to $25.6 million in 1999 compared to $24.2 in 1998 principally as a result of the increase in the number of occupied containers.

         A typical facility generally has eight employees (a manager, customer service agents, warehousemen, and truck drivers), trucks, trailers and forklifts. Direct operating costs principally include payroll and equipment (truck, trailer and forklift) maintenance expense. Direct operating costs increased from $14.4 million in 1997 to $24.2 million in 1998, due primarily to the opening of 45 facilities in 1997 and 13 facilities in 1998, offset partially by the closure of several facilities in 1998. Direct operating costs decreased to $17.7 million in 1999 compared to $24.2 million in 1998, due primarily to the closure of several facilities in 1998.

         Orangeco believes that marketing and advertising activities positively impact move-in activity. Commencing in the third quarter of 1997, Orangeco began to advertise the portable self-storage product on television in selected markets. Television advertising was curtailed in the second half of 1998. Customers are directed to call Public Storage's national reservation system where representatives discuss the customers' storage needs and are able to schedule delivery of containers to customers' locations. Approximately $6.6 million and $9.2 million was incurred in television advertising during 1998 and 1997, respectively. There was no television advertising in 1999. Approximately $0.6 million, $2.6 million and $1.2 million was incurred in yellow page advertising during 1999, 1998 and 1997, respectively. The decrease in yellow page advertising costs in 1999 as compared to 1998 is due to a decrease in the number of facilities combined with increased efficiencies resulting from joint yellow page advertising with Public Storage. Marketing and advertising activities have not been consistently implemented in all markets.

         Substantially all of the facilities are leased from third parties. Facility lease expense increased from $6.2 million in 1997 to $14.4 million in 1998 as a result of the expansion of the business in additional leased facility locations. Facility lease expense decreased to $9.8 million in 1999. The decrease in facility lease expense in 1999 compared to 1998 was due to the closure and consolidation of several facilities.

         Orangeco and Public Storage believe that the portable self-storage business complements Public Storage's mini-warehouse operations. Accordingly, Public Storage is developing facilities that combine mini-warehouse and portable self-storage operations. Public Storage will lease a portion of the facility to Orangeco to operate its portable self-storage business. Orangeco expects that an increasing part of its business will be operated from this type of combination facility.

         Public Storage is currently developing 34 combination facilities and has identified eight additional sites for development of combination facilities. Substantially all of these development projects are located in Orangeco's existing markets with expected opening dates commencing during 2000 and will predominantly replace existing Orangeco facilities which are currently being leased from third parties. Orangeco has not determined the number of new facility openings in 2000; however, Orangeco expects that future openings will predominantly be in existing markets in which Orangeco currently operates. By opening in existing markets, Orangeco will seek to gain benefits from economies of scale. For the 27 facilities developed by Public Storage that will replace existing third-party leased facilities, annual lease and utilities expense will be approximately $4,700,000 compared to approximately $8,100,000 incurred in lease and utilities expense for these 27 facilities in the year ended December 31, 1999. This decrease is due primarily to a 26% reduction in available space combined with lower lease rates due to longer lease terms and changes in the nature of the leased space.

         During 1998 and 1997, Orangeco incurred significant general and administrative costs related to recruiting and training personnel, equipment, computer software and professional fees in organizing this business. In 1999 and 1998, Orangeco incurred $0.9 million and $0.4 million, respectively, in general and administrative expense with respect to terminated leases in closed facilities. Management expects that general and administrative expense (prior to lease termination expense) will increase in 2000 and beyond, due primarily to costs associated with Orangeco's operating as a separate publicly held corporation.

         Until the Portable Self-Storage Operations are operating profitably, these operations are expected to continue to adversely impact Orangeco's earnings and cash flow. Orangeco believes that the portable self-storage business is likely to be more successful in certain markets than in others. There can be no assurance as to the level of the Portable Self-Storage Operations' expansion, level of gross rentals, level of move-outs or profitability.

Analysis of facilities in place at December 31, 1999:
-----------------------------------------------------

         As indicated above, due to the start-up nature of the business, the Portable Self-Storage Operations have not been profitable since inception. During 1997 and 1998, Orangeco expanded the business rapidly. In 1999, Orangeco evaluated the business activities of all the facilities and decided to exit certain non-strategic markets and to consolidate the operations of many facilities into existing facilities within the same market. As a result, at December 31, 1999, Orangeco had 36 facilities in operation representing the core strategic facilities going forward. In order to evaluate the viability of the portable self-storage business, management evaluates the operating results of the 36 open facilities that Orangeco operates at December 31, 1999, all of which have been opened since January 1, 1999.

         The following chart sets forth the operating results of these 36 facilities (dollar amounts in thousands, except per-container amounts):

Facilities in place at December 31, 1999
  (36 facilities):
----------------------------------------

                                                      3 Months       12 Months
                                                       Ended           Ended
                                                    December 31,    December 31,
                                                        1999            1999
                                                    ------------    ------------

Rental and other income ..................             $ 7,438         $25,135

Cost of operations:
    Direct operating costs................               4,655          16,444
    Marketing and advertising.............                 336           1,256
    Facility lease expense................               2,222           9,015
                                                    ------------    ------------
       Total cost of operations                          7,213          26,715
                                                    ------------    ------------
Operating income (losses) before depreciation
   and amortization.......................                 225          (1,580)
                                                    ------------    ------------
Depreciation and amortization.............               1,278           4,715
                                                    ------------    ------------
Operating losses..........................             $(1,053)        $(6,295)
                                                    ============    ============
Weighted average:
    Occupied containers...................              57,379          52,415
    Monthly rent per occupied container...              $38.43          $36.85

         Orangeco believes that the operations of these 36 facilities will continue to improve during 2000 primarily due to improvements in occupancy levels and reductions in third party lease expense. As indicated above, Public Storage is currently constructing facilities that will be partially leased to Orangeco to operate its portable self-storage business. Many of the facilities in construction will replace existing facilities that have been leased from third parties. Of the 36 facilities in operation at December 31, 1999, 31 were leased of which 27 are identified to be replaced by facilities being developed by Public Storage. For the 27 facilities developed by Public Storage that will replace existing third-party leased facilities, annual lease expense will be approximately $4,700,000, which will include utilities, as compared to approximately $8,100,000 incurred in lease expense and utilities with respect to these 27 facilities in the year ended December 31, 1999. This decrease is due primarily to a 26% reduction in available space combined with lower lease rates primarily due to longer lease terms and changes in the nature of the leased space.

         Once all the 27 replacement facilities in development have been completed and are leased to Orangeco, the capacity of the 36 facilities is expected to be approximately 66,400 containers. There can be no assurance that Orangeco will meet these targets.

         Truck Operations
         ----------------

         At many Public Storage mini-warehouses, Orangeco offers truck rentals to the general public, including mini-warehouse tenants.

         Orangeco has contracted with Penske Truck Leasing Co. to supply trucks and to assist in the operations of the truck rental program. Penske both leases trucks to Orangeco and makes available additional trucks as to which Orangeco earns rental commissions. Orangeco, Penske and Public Storage cooperate in cross-marketing, incentive and promotional arrangements and in joint advertising efforts, including yellow page adverting in telephone directories, newspaper and other print advertisements. Orangeco and Public Storage jointly use a national telephone reservation system, which supports truck rental activity in all markets in which truck rentals are offered.

         The following table summarizes the truck operations of Orangeco for each of the past three years:

Truck operations
----------------
                                          Year Ended December 31,      Dollar         Year Ended December 31,   Dollar
                                             1999         1998         Change           1998           1997     Change
                                          ----------    ---------      ------         --------        -------   ------
                                                                  (Dollar amounts in thousands)

Leased truck rentals ..............        $   2,259    $   1,467      $  792           $1,467        $  849    $ 618

Truck rental commissions...........            1,321          686         635              686           393      293
                                           ---------    ---------      ------           ------        -------   -----
       Total revenues                          3,580        2,153       1,427            2,153         1,242      911
                                           ---------    ---------      ------           ------        -------   -----
Cost of operations:
    Truck operating expenses.......            2,477        1,627         850            1,627           923      704
    Other operating expenses.......              750          376         374              376           358       18
                                           ---------    ---------      ------           ------        -------   -----
       Total cost of operations                3,227        2,003       1,224            2,003         1,281      722
                                           ---------    ---------      ------           ------        -------   -----
                                                 353          150         203              150           (39)     189

Depreciation.......................               31           31           -               31            23        8
                                           ---------    ---------      ------           ------        -------   -----
Operating income (loss)............        $     322    $     119      $  203           $  119        $  (62)   $ 181
                                           =========    =========      ======           ======        =======   =====
Number of trucks operated:
   At beginning of period..........              158          118                          118            65
   At end of period ...............              249          158                          158           118

         The increase in operations from 1997 through 1999 is principally the result of Public Storage's retail expansion program, which Public Storage implemented in order to attract a wider variety of customers, further differentiate Public Storage from its competitors, and generate new sources of revenues. Orangeco's truck operations have increased as a result of Public Storage's retail expansion program, as the level of commissions and truck rentals has increased.

         Competition among truck rental operators is intense with several national companies and many local operators offering truck rentals. Truck rentals are offered at many mini-warehouses that compete with Public Storage. Orangeco believes that its cross-marketing arrangements with Public Storage should enable Orangeco to compete effectively.

Other Income and Expense Items
------------------------------

         Interest and other income includes the net results of merchandise sales at the portable self-storage locations and interest income on cash balances. Included in interest and other income is $164,000, $119,000 and $74,000 in income (gross sales less cost of merchandise sold) from the sale of merchandise in 1999, 1998, and 1997, respectively. The increases in income from merchandise sales are due primarily to increased volume in merchandise sales. Included in interest and other income is $75,000, $22,000 and $1,000 in interest income from cash balances in 1999, 1998, and 1997, respectively. The increases in interest income from cash balances are primarily attributable to changes in the levels of interest-earning cash balances.

         Loss on disposition of equipment in 1998 was $640,000, and was attributable to the sale of equipment associated with the closure of several portable self-storage facilities in 1998.

Liquidity and Capital Resources
--------------------------------------------------------------------------------

         After the distribution, Orangeco will continue to have significant relationships with Public Storage. See "Arrangements Between Orangeco and Public Storage - Intercompany Operating Agreements." Orangeco has significant working capital and cash flow requirements. Since Orangeco's organization these requirements have been met by Public Storage.

         Until the portable self-storage facilities are operating profitably, operations of these facilities are expected to continue to impact Orangeco's earnings and cash flow adversely. As discussed above the facilities in place at December 31, 1999 generated approximately $1.1 million in operating losses, or approximately breakeven prior to depreciation, for the quarter ended December 31, 1999. As Orangeco moves into newly developed facilities leased from Public Storage, it may incur additional capital needs for equipment and other items. Therefore, Orangeco believes that the internally generated net cash provided by operating activities (prior to the impact of the financial arrangements with Public Storage described below) may not be sufficient to enable it to fund any capital requirements for fiscal 2000.

         Orangeco believes that it will be able to obtain a bank line of credit on satisfactory terms. However, there can be no assurance.

         However, in connection with the distribution, Orangeco has entered into the following agreements with Public Storage to enhance Orangeco's liquidity and capital resources:

          o Public Storage will contribute approximately $30 million of cash prior to the distribution.

          o Upon completion of a facility that replaces an existing facility, Public Storage agrees to assume Orangeco's lease for the replaced facility. This agreement will result in a substantial decrease in lease payments as each facility is replaced by Public Storage developed facilities. For the 27 facilities being developed by Public Storage that will replace existing third-party leased facilities, annual lease and utilities expense will be approximately $4,700,000 as compared to approximately $8,100,000 incurred in lease and utilities expense for these 27 facilities in the year ended December 31, 1999. This decrease is due primarily to a 26% reduction in available space combined with lower lease rates primarily due to longer lease terms and changes in the nature of the leased space.

         While Orangeco believes that it will be able to meet its capital requirements with these agreements, there can be no assurance.

Impact of the Year 2000
--------------------------------------------------------------------------------

         Orangeco's utilizes Public Storage's information systems in connection with a cost sharing and administrative services agreement.

         Any of Orangeco's computer programs or hardware with the Y2K Issue that have date-sensitive applications or embedded chips could have recognized a date using "00" as the year 1900 rather than the year 2000. The same issue has been faced by Orangeco's outside vendors, including those vendors in the banking and payroll processing areas. Any failure in these areas could result in disruptions in operations.

         As a result of Public Storage's assessment and remediation activities conducted in recent years, Orangeco experienced no significant disruptions in its operations, and believes that its information systems responded successfully to the Year 2000 date change.

         At this time, Orangeco is not aware of any material problems that resulted from the Year 2000 date change at any of its outside vendors, including those vendors in the banking and payroll processing areas.

         Orangeco will continue to monitor its information systems and those of its outside vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

         There can be no assurance that Orangeco has identified all potential Y2K Issues either within the Public Storage information systems, at its outside vendors, or at external agents. In addition, the impact of any unresolved or unidentified Y2K issues on governmental entities and utility providers and the resultant impact on Orangeco, as well as disruptions in the general economy, may be material but cannot be reasonably determined or quantified.

                             MANAGEMENT OF ORANGECO

Directors of Orangeco
---------------------

         The following table lists the persons expected to serve as directors of Orangeco immediately following the distribution. Each director will serve until the next annual meeting of shareholders of Orangeco and until his or her successor is elected and qualified.

    Name                          Age           Expected Positions with Orangeco
    ----                          ---           --------------------------------

    B. Wayne Hughes                66           Chairman of the Board, President
                                                and Chief Executive Officer

    Tamara Hughes Gustavson        38           Director

    Vern O. Curtis                 65           Director

    Uri P. Harkham                 51           Director

    Alan K. Pribble                57           Director

         B. Wayne Hughes has been President, Chief Executive Officer and a director of Orangeco since its organization in 1994. He has been a director of Public Storage, Inc. ("Public Storage") since its organization in 1980 and was President and Co-Chief Executive Officer from 1980 until November 1991 when he became Chairman of Board and sole Chief Executive Officer. Mr. Hughes was Chairman of the Board and Chief Executive Officer from 1990 until March 1998 of Public Storage Properties XI, Inc., which was renamed PS Business Parks, Inc. ("PS Business Parks"), an affiliated REIT. From 1989-90 until the respective dates of merger, he was Chairman of the Board and Chief Executive Officer of 18 affiliated REITs that were merged into Public Storage between September 1994 and May 1998 (collectively, the "Merged Public Storage REITs"). Mr. Hughes has been active in the real estate investment field for over 30 years. He is the father of Tamara Hughes Gustavson.

         Tamara Hughes Gustavson has been Vice President - Administration of Public Storage since 1995 and prior to 1995 held the same position with a predecessor company. She is the daughter of B. Wayne Hughes.

         Vern O. Curtis is a private investor who has been a director of PS Business Parks since its inception in 1990. Mr. Curtis is also a director of the Pimco Funds, Pimco Commercial Mortgage Securities Trust, Inc. and Fresh Choice, Inc. From 1989-90 until the respective dates of merger, he was a director of the Merged Public Storage REITs. Mr. Curtis was Dean of Business School of Chapman College from 1988 to 1990 and President and Chief Executive Officer of Denny's, Inc. from 1980 to 1987.

         Uri P. Harkham has been a director of Public Storage since March 1993. Mr. Harkham has been the President and Chief Executive Officer of the Jonathan Martin Fashion Group, which specializes in designing, manufacturing and marketing women's clothing, since its organization in 1976. Since 1978, Mr. Harkham has been the Chairman of the Board of Harkham Properties, a real estate firm specializing in buying and managing fashion warehouses in Los Angeles.

         Alan K. Pribble has been an independent business consultant since June 1997. Mr. Pribble was employed by Wells Fargo Bank, N.A. for 30 years until June 1997. He was a Senior Vice President of Wells Fargo from 1984 until June 1997. In 1992, Mr. Pribble opened a commercial finance division for Wells Fargo and was involved in its operations until June 1997. From 1988 until 1992, he was a Senior Vice President and Regional Manager, and from 1984 until 1988, Mr. Pribble was a Senior Credit Officer, for Wells Fargo. Mr. Pribble is a director of PS Business Parks.

Committees of the Orangeco Board
--------------------------------

         The Orangeco Board of Directors will have an Audit Committee consisting of three non-employee directors. The membership of the Audit Committee will be determined following the distribution. The primary functions of the Audit Committee will be to meet with Orangeco's outside auditors, to conduct a pre-audit review of the audit engagement, to conduct a post-audit review of the results of the audit, to monitor the adequacy of internal financial controls of Orangeco, to review the independence of the outside auditors and to make recommendations to the Board of Directors regarding the appointment and retention of auditors.

Compensation of Directors
-------------------------

         Each of Orangeco's directors, other than B. Wayne Hughes, will receive director's fees of $__________ per year plus $__________ for each meeting attended. In addition, each of the members of the Audit Committee (other than the chairman, who will receive $__________ per meeting) will receive $__________ for each meeting of the Audit Committee attended. The policy of Orangeco will be to reimburse directors for reasonable expenses. Orangeco will adopt the 2000 Stock Option and Incentive Plan under which directors who are not officers or employees of Orangeco ("Outside Directors") will receive grants of options (and
B. Wayne Hughes and Tamara Hughes Gustavson will be eligible to receive grants of options and/or restricted stock thereunder) as described below. Under the 2000 Stock Option and Incentive Plan, each new Outside Director will be, upon the later of the date of the adoption of the 2000 Stock Option and Incentive Plan or the date of his or her initial election to serve as an Outside Director, automatically granted non-qualified options to purchase 15,000 shares of Orangeco common stock. In addition, after each annual meeting of shareholders, each Outside Director then duly elected and serving will be automatically granted, as of the date of such annual meeting, non-qualified options to purchase 2,500 shares of Orangeco common stock, so long as such person has attended, in person or by telephone, at least 75% of the meetings held by the Board of Directors during the immediately preceding calendar year. The options will have an exercise price equal to 100% of the fair market value of the Orangeco common stock on the date of grant, will vest in three equal annual installments beginning on the first anniversary of the date of grant and will have a term of 10 years.

Executive Officers of Orangeco
------------------------------

         The following table lists the persons expected to serve as executive officers of Orangeco immediately following the distribution. Each executive officer of Orangeco will serve at the pleasure of Orangeco's Board of Directors.

    Name                    Age                 Expected Positions with Orangeco
    ----                    ---                 --------------------------------

    B. Wayne Hughes          66                 Chairman of the Board, President
                                                and Chief Executive Officer

    Anthony Grillo           44                 Senior Vice President

    Harvey Lenkin            63                 Senior Vice President

    Marvin M. Lotz           57                 Senior Vice President

    Thomas Miller            42                 Senior Vice President

    John Reyes               39                 Senior Vice President and
                                                Chief Financial Officer

    A. Timothy Scott         48                 Senior Vice President and
                                                General Counsel

    Sarah Hass               44                 Vice President and Secretary

         Biographical information regarding B. Wayne Hughes is set forth above under "- Directors of Orangeco."

         Anthony Grillo joined Public Storage in 1981 and is currently a vice president of Public Storage and Senior Vice President of the Management Division with overall responsibility for Public Storage's marketing activities and the national telephone reservation system. Between 1988 and 1996, Mr. Grillo was a division manager with overall responsibility for Public Storage's property management activities in the western United States.

         Harvey Lenkin has been President and a director of Public Storage since November 1991. Mr. Lenkin has been employed by Public Storage for 22 years. He has been a director of PS Business Parks since March 1998 and was President of PS Business Parks (formerly Public Storage Properties XI, Inc.) from 1990 until March 1998. Mr. Lenkin was President of the Merged Public Storage REITs from 1989-90 until the respective dates of merger and was also a director of one of those REITs from 1989 until June 1996. He is a member of the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. (NAREIT).

         Marvin M. Lotz has been a Senior Vice President of Public Storage since November 1995 and a director of Public Storage since May 1999. He has had overall responsibility for Public Storage's mini-warehouse operations since 1988 and had overall responsibility for Public Storage's property acquisitions from 1983 until 1988.

         Thomas Miller joined Orangeco in March 1998 with overall responsibility for truck and retail operations. In 2000 he became a Vice President of Public Storage and a Senior Vice President, Management Division of Public Storage. Mr. Miller was employed by Ryder Transportation Services from 1980 until March 1998, and was General Manager, Los Angeles for Ryder from 1996 until March 1998.

         John Reyes, a certified public accountant, joined Public Storage in 1990 and was Controller of Public Storage from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of Public Storage in November 1995 and a Senior Vice President of Public Storage in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

         A. Timothy Scott has been Senior Vice President and Tax Counsel of Public Storage since November 1996. From June 1991 until joining Public Storage, he practiced tax law as a shareholder of the law firm of Heller, Ehrman, White and McAuliffe, counsel to Public Storage. Prior to June 1991, his professional corporation was a partner in the law firm of Sachs & Phelps, then counsel to Public Storage.

         Sarah Hass has been Secretary of Public Storage since February 1992 and a Vice President of Public Storage since November 1995. She joined Public Storage's legal department in June 1991. From 1987 until May 1991, her professional corporation was a partner in the law firm of Sachs & Phelps, then counsel to Public Storage, and from April 1986 until June 1987, she was associated with that firm, practicing in the area of securities law. From September 1979 until September 1995, Ms. Hass was associated with the law firm of Rifkind & Sterling, Incorporated.

Executive Compensation
----------------------

         No person who was an executive officer of Orangeco during 1999 received compensation from Orangeco in excess of $100,000 in 1999. B. Wayne Hughes, who was during 1999, and who is expected to be immediately following the distribution, the chief executive officer of Orangeco, received no cash compensation from Orangeco and received no awards of stock or options from either Orangeco or Public Storage during 1999. Mr. Hughes is not expected to receive any cash compensation or awards of stock or options from Orangeco during 2000. Anthony Grillo and Thomas Miller, who will become executive officers of Orangeco prior to the distribution, are expected to receive from Orangeco, during 2000, cash compensation of $__________ and $__________, respectively. No other executive officer of Orangeco is expected to be paid more than $100,000 from Orangeco during 2000.

Orangeco 2000 Stock Option and Incentive Plan
---------------------------------------------

         General
         -------

         Prior to the distribution, the Board of Directors and shareholders of Orangeco will adopt the Orangeco 2000 Stock Option and Incentive Plan (the "2000 Plan") for the benefit of employees of Orangeco and its subsidiaries (including any employee who is an officer or director of Orangeco or any of its subsidiaries), key Service Providers (as defined below) and Outside Directors. Orangeco will reserve for issuance 1,000,000 shares under the 2000 Plan. The 2000 Plan provides for the grant of incentive stock options ("ISOs"), intended to qualify as such under Section 422 of the Code, and nonstatutory stock options which do not so qualify. The 2000 Plan also provides for the grant of restricted stock and restricted stock units to eligible persons. The persons who will receive grants of awards under the 2000 Plan and the timing, nature and amount of awards to grantees will be determined from time to time by the Orangeco Board of Directors or an authorized committee of the Board of Directors. Grants of options to the Outside Directors will be automatic in accordance with a formula contained in the 2000 Plan.

         Description of the 2000 Plan
         ----------------------------

         Administration. The 2000 Plan will be administered by Orangeco's Board of Directors or one or more committees designated by Orangeco's Board of Directors from time to time (the "Committee"). Subject to the limitations set forth in the 2000 Plan, the Committee will have the authority to determine, among other things: (i) to which eligible persons options, restricted stock and restricted stock units will be granted, (ii) the type or types of grants to be made, (iii) the number of shares subject to each grant, and (iv) the terms and conditions of the options, restricted stock and restricted stock units. For grants to Outside Directors, the 2000 Plan is intended to be a "formula plan," and, accordingly, the Committee will have no discretion in establishing the material terms of such grants. Subject to the express provisions of the 2000 Plan, the Committee will have the full authority to administer and interpret the 2000 Plan.

         Eligibility.

         Discretionary Grants. The Committee will have discretion to grant options, restricted stock and/or restricted stock units under the 2000 Plan to
(i) employees (including officers and directors) of Orangeco and of any "subsidiary" of Orangeco (within the meaning of Section 425(f) of the Code), as designated from time to time by the Committee, and (ii) any consultant or adviser to Orangeco, any manager of Orangeco's properties or affairs, any other similar service provider or affiliate of Orangeco, any corporation or other entity in which Orangeco owns at least a 90% economic interest, and any employee of any of the foregoing ("Service Providers"). Subject to restrictions set forth in the 2000 Plan, an eligible person may receive successive grants of options, restricted stock and/or restricted stock units.

         Formula Plan for Outside Directors. On and after the date of the distribution, each new Outside Director will, upon the later of the date of the adoption of the 2000 Plan or the date of his or her initial election by the Board of Directors or the shareholders of Orangeco to serve as an Outside Director, automatically be granted nonstatutory options to purchase 15,000 shares of Orangeco common stock. In addition, after each annual meeting of shareholders (commencing with the 2001 annual meeting), each Outside Director then duly elected and serving will automatically be granted, as of the date of such annual meeting, nonstatutory stock options to purchase 2,500 shares of Orangeco common stock, so long as such Outside Director has attended, in person or by telephone, at least 75% of the meetings held by Orangeco Board of Directors during the immediately preceding calendar year. The Committee has no discretion to alter the foregoing provisions of the 2000 Plan governing options granted to Outside Directors. Currently, three Outside Directors are expected to be eligible to receive option grants under the 2000 Plan.

         Shares Subject to the Plan. Under the terms of the 2000 Plan, 1,000,000 authorized but unissued shares of Orangeco common stock will be reserved for issuance. In the event any change is made to the Orangeco common stock subject to the 2000 Plan (whether by reason of recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend, or other increase, decrease or change in such shares), Orangeco Board of Directors will adjust proportionately and accordingly the number and kinds of shares that may be purchased. Any such adjustment in an outstanding option, however, will be made without a change in the total price applicable to the unexercised portion of the option but with a corresponding adjustment in the per share option price.

         Options.

         General. All options granted under the 2000 Plan are intended to be treated as nonstatutory stock options, unless the Committee specifically designates a stock option as an ISO within the limitations of the 2000 Plan. The option exercise price of options granted under the 2000 Plan will be determined by the Committee in accordance with the 2000 Plan. For both ISOs and nonstatutory options, the exercise price per share (the "Option Price") will be equal to 100% of the fair market value (determined in accordance with the 2000
Plan) of a share of Orangeco common stock upon the date of grant (but not less than the par value per share). No person may receive an ISO if, at the time of grant, such person owns directly or indirectly more than 10% of the total combined voting power of Orangeco, unless the option price is at least 110% of the fair market value of Orangeco common stock and the exercise period of such ISO is limited to five years. There is also a $100,000 limit on the value of stock (determined at the time of grant) with respect to which ISOs granted to an optionee may first become exercisable in any calendar year. The maximum number of shares subject to options that can be granted under the 2000 Plan to any executive officer, other employee or Service Provider of Orangeco or any subsidiary is 1,500,000 shares during the first ten years of the 2000 Plan and 250,000 shares per year thereafter. Shares underlying any option that expires unexercised will again be available for grant under the 2000 Plan.

         Vesting. Unless otherwise provided in the applicable option agreement, each option granted under the 2000 Plan will vest in three equal annual installments beginning on the first anniversary of the date of grant, subject to acceleration of vesting under certain circumstances or (except in the case of options granted to Outside Directors) in the discretion of the Committee. Each option granted to an Outside Director under the 2000 Plan will vest in three equal annual installments beginning on the first anniversary of the date of grant, subject to acceleration of vesting under certain circumstances. Subject to certain limitations, options will remain exercisable for ten years from the date of grant. Options will expire prior to their scheduled termination upon the 30th day after termination of the optionee's employment with Orangeco or a Service Provider, or termination of the optionee's service relationship with Orangeco (other than, for individuals, by reason of death or "permanent and total disability" (within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended)). Special rules will govern the vesting and expiration of options following the death or "permanent and total disability" of an optionee. The Committee may extend the period during which an option (other than an option granted to an Outside Director) may be exercised (but not later than the date the option would otherwise expire).

         Transferability. Options granted under the 2000 Plan are exercisable only by the optionee or his or her permitted transferees during the optionee's lifetime. Options are transferable by the optionee only as provided in the agreement evidencing the grant or as may be provided by will or the laws of descent and distribution.

         Payment of Option Price. Payment for shares purchased under the 2000 Plan may be made in cash or cash equivalents, by exchanging shares of Orangeco common stock valued at their fair market value on the date of exercise, or by a combination of the foregoing. An optionee also may pay the exercise price by directing that certificates for the shares purchased upon exercise be delivered to a licensed broker acceptable to Orangeco as agent for the optionee, and that the broker tender to Orangeco cash or cash equivalents equal to the option exercise price plus the amount of any taxes that Orangeco may be required to withhold in connection with the exercise of the option.

         Restricted Stock and Restricted Stock Units. The Committee may grant to eligible persons (but not to Outside Directors) shares of Orangeco common stock (or units representing shares of Orangeco common stock) subject to vesting based on the passage of time, the achievement by the grantee or Orangeco of specified performance objectives, or other conditions deemed appropriate by the Committee. The Committee will establish the conditions to vesting, and the period of time during which the conditions will apply (the "Restricted Period"), at the time of grant.

         Any applicable performance objectives will be established in writing by the Committee prior to March 31 of the year in which the grant is made and while the outcome is substantially uncertain. Performance objectives will be based on stock price, market share, sales, earnings per share, return on equity or costs, and may include positive results, maintaining the status quo or limiting economic losses. During the Restricted Period, restricted stock or restricted stock units may not be transferred by the employee. In its discretion, the Committee may shorten or terminate the Restricted Period or waive any other restrictions applicable to the award.

         If the termination of a grantee's employment with Orangeco or a Service Provider, or the termination of a grantee's service relationship with Orangeco, occurs during the Restricted Period, the award will be forfeited unless the Committee, in its discretion, determines otherwise. Special rules will apply to the vesting of an award upon the death or "permanent and total disability" of a grantee. Any shares of restricted stock that are forfeited will again be available for award under the 2000 Plan. The maximum number of shares of restricted stock, or shares represented by restricted stock units, that can be granted under the 2000 Plan to any eligible person is 250,000 shares per year.

         The Committee may, in the agreement evidencing a grant of restricted stock or restricted stock units, provide that the grantee will be entitled to vote and to receive dividends on the shares of common stock subject to the award. Upon vesting of an award of restricted stock or restricted stock units, including the satisfaction, lapse or waiver of all applicable restrictions and conditions, the grantee will be entitled to receive a stock certificate representing the vested shares. The shares will be issuable to the grantee free of charge, other than payment of the par value of such shares.

         Termination of the 2000 Plan. There is no specified termination date for the 2000 Plan, which may be terminated by the Board of Directors at any time. However, no ISOs may be granted under the 2000 Plan after the tenth anniversary of the date of Board approval of the 2000 Plan.

Annual Meeting
--------------

         Orangeco's Bylaws provide that Orangeco's annual meeting of shareholders will be held within 15 months of the preceding annual meeting of shareholders. The first annual meeting for which proxies will be solicited from shareholders will be held in 2001.

                 SECURITY OWNERSHIP OF ORANGECO COMMON STOCK BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners
-----------------------------------------------

         The following table sets forth information with respect to persons that are expected to beneficially own more than 5% of the Orangeco common stock outstanding immediately following the distribution, based upon the ownership of Public Storage common stock and class B common stock as known to Orangeco:

                                                 Shares of Orangeco Common
                                                 Stock Beneficially Owned
                                                 -------------------------------
                                                                     Percent
  Name and Address                               Number of Shares    of Class(1)
  ----------------                               ----------------    -----------
  B. Wayne Hughes, Tamara Hughes Gustavson,          2,243,769          33.9%
  B. Wayne Hughes, Jr.
  701 Western Avenue
  Glendale, California 91201-2349,
  PS Insurance Company, Ltd., a Bermuda
    corporation ("PSIC")
  41 Cedar Avenue
  Hamilton, Bermuda(2)

  FMR Corp.                                            607,331           9.2%
  82 Devonshire Street
  Boston, Massachusetts 02109(3)

---------------

(1) The total number of shares of Orangeco common stock expected to be outstanding following the distribution has been determined based on the number of outstanding shares of Public Storage common stock and class B common stock as of March 1, 2000.

(2) This information is based on the ownership by the persons listed above of Public Storage common stock and class B common stock as of March 1, 2000. The stock of PSIC is owned approximately 45% by B. Wayne Hughes, 47% by Tamara Hughes Gustavson (an adult daughter of B. Wayne Hughes) and 8% by
      B. Wayne Hughes, Jr. (an adult son of B. Wayne Hughes). B. Wayne Hughes and Tamara Hughes Gustavson share voting and dispositive power with respect to 15,051 shares expected to be owned by PSIC. B. Wayne Hughes disclaims beneficial ownership of the shares expected to be owned by Tamara Hughes Gustavson and B. Wayne Hughes, Jr. (B. Wayne Hughes, Jr. is expected to own an aggregate of 207,773 shares). Each of the other persons listed above disclaims beneficial ownership of the shares expected to be owned by any other person listed above.

(3) This information is based on the ownership by FMR Corp. of Public Storage common stock as of December 31, 1999 as set forth in a Schedule 13G (Amendment No. 6) filed by FMR Corp. The 607,331 shares is expected to include 529,944 shares beneficially owned by Fidelity Management & Research Company, as a result of its serving as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940, and 77,387 shares beneficially owned by Fidelity Management Trust Company, as a result of its serving as investment manager of various institutional accounts. FMR Corp. is expected to have sole voting power with respect to 72,132 shares and sole dispositive power with respect to 607,331 shares.

Security Ownership of Management
--------------------------------

         The following table sets forth information concerning the expected beneficial ownership of the Orangeco common stock following the distribution of each person who is expected to be a director of Orangeco following the distribution (including B. Wayne Hughes, the chief executive officer of Orangeco) and all persons expected to be directors and executive officers of Orangeco following the distribution, as a group, based upon the ownership by such persons of Public Storage common stock and class B common stock as of March 1, 2000:

                                             Shares of Orangeco Common
                                             Stock Beneficially Owned(1)
                                             -----------------------------------
         Name                                Number of Shares         Percent(2)
         ----                                ----------------         ----------
  B. Wayne Hughes                             1,014,299(1)(3)            15.3%

  Tamara Hughes Gustavson                     1,021,697(1)(4)            15.4%

  Vern O. Curtis                                    150(1)                *

  Uri P. Harkham                                 20,794(1)(5)             0.3%

  Alan K. Pribble                                   229(1)(6)             *

  All Directors and Executive Officers        2,092,003(1)(3)(4)         31.6%
    as a Group (12 persons)                            (5)(6)(7)
---------------
 *    Less than 0.1%.

(1) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares are expected to have sole voting and investment power with respect to such shares.

(2) The total number of shares of Orangeco common stock expected to be outstanding following the distribution has been determined based on the number of outstanding shares of Public Storage common stock and class B common stock as of March 1, 2000.

(3) Includes 997,299 shares expected to be held of record by the B.W. Hughes Living Trust as to which Mr. Hughes has voting and investment power, 71 and 71 shares expected to be held by custodians of IRAs for Mr. Hughes and Mrs. Hughes as to which each has investment power and 269 shares expected to be held by Mrs. Hughes as to which she has investment power. Also includes 1,538 shares expected to be held of record by a corporation controlled by Mr. Hughes as to which he has voting and dispositive power and 15,051 shares expected to be held of record by PSIC as to which Mr. Hughes and Tamara Hughes Gustavson share voting and dispositive power.

(4) Includes 71 shares expected to be held by a custodian of an IRA for Tamara Gustavson as to which she has investment power, 65 shares expected to be held by Mr. Gustavson as to which he has investment power, 95 shares expected to be held by Tamara Gustavson as custodian for a son, 894 and 894 shares expected to be held by Mr. Gustavson as custodian for a daughter and a son and 567 shares expected to be held by Tamara Gustavson and B. Wayne Hughes, Jr. - Separate Property. Excludes 15,051 shares expected to be held by PSIC as to which Tamara Gustavson and B. Wayne Hughes share voting and dispositive power; such shares are included under Mr. Hughes above (see footnote 3).

(5) Includes 17,407 shares expected to be held by Harkham Industries, Inc. (dba Jonathan Martin, Inc.), a corporation wholly owned by Mr. Harkham, 2,206 shares expected to be held by Mr. Harkham as trustee of Uri Harkham Trust, 72 shares expected to be held by a custodian of an IRA for Mr. Harkham as to which he has investment power, 193, 225, 222, 230 and 235 shares expected to be held by Mr. Harkham as custodian for five of his children and 4 shares expected to be held by a custodian of an IRA for Mr. Harkham's son.

(6) Includes 10 and 8 shares expected to be held by custodians of IRAs for Mr. Pribble and Mrs. Pribble as to which each has investment power.

(7) Includes shares expected to be held of record or beneficially by members of the immediate family of executive officers of Orangeco and shares expected to be held by custodians of IRAs for the benefit of executive officers of Orangeco.

                      DESCRIPTION OF ORANGECO CAPITAL STOCK

General
-------

         Prior to the distribution, Orangeco's articles of incorporation and bylaws will be amended. The amended and restated articles of incorporation will provide that Orangeco is authorized to issue 200,000,000 shares of common stock, par value $.10 per share, 50,000,000 shares of preferred stock, par value $.01 per share and 200,000,000 shares of equity stock, par value $.01 per share. Immediately after the distribution, based on the number of shares of common stock and class B common stock of Public Storage outstanding at _______________, 2000, approximately ___________ shares of common stock of Orangeco and no shares of preferred stock or equity stock of Orangeco will be issued and outstanding. The following description of Orangeco's capital stock is general. The forms of Orangeco's amended and restated articles of incorporation and amended and restated bylaws are filed as exhibits to Orangeco's registration statement on Form 10 of which this information statement is a part.

Orangeco Common Stock
---------------------

         Holders of Orangeco common stock will be entitled to receive dividends when, as and if declared by Orangeco's board of directors, out of funds legally available therefor. Payment and declaration of dividends on, and repurchases of, Orangeco common stock will be subject to certain restrictions if Orangeco fails to pay dividends on outstanding preferred stock. See "- Preferred Stock." Upon any liquidation, dissolution or winding up of Orangeco, holders of Orangeco common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of Orangeco and the preferential amounts owing with respect to any outstanding preferred stock. Holders of Orangeco common stock have no preemptive rights, which means they have no right to acquire any additional shares of Orangeco common stock that may be issued by Orangeco at a subsequent date.

         Each outstanding share of Orangeco common stock entitles the holder to one vote on all matters presented to holders of Orangeco common stock for a vote, with the exception that holders of Orangeco common stock have cumulative voting rights with respect to the election of Orangeco's board of directors, in accordance with California law. Cumulative voting entitles each holder of Orangeco common stock to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of Orangeco common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as the holder of Orangeco common stock chooses. All outstanding shares of Orangeco common stock are fully paid and nonassessable.

Preferred Stock
---------------

         Orangeco's amended and restated articles of incorporation will provide that Orangeco is authorized to issue 50,000,000 shares of preferred stock, $.01 par value per share. The amended and restated articles of incorporation will provide that the preferred stock may be issued from time to time in one or more series and give its board of directors broad authority to fix the dividend, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Orangeco will have no outstanding shares of preferred stock immediately following the distribution.

Equity Stock
------------

         Orangeco's amended and restated articles of incorporation will provide that Orangeco is authorized to issue 200,000,000 shares of equity stock, $.01 par value per share. The amended and restated articles of incorporation will provide that the equity stock may be issued from time to time in one or more series and give Orangeco's board of directors broad authority to fix the dividend, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stock. Orangeco will have no outstanding shares of equity stock immediately following the distribution.

Effects of Issuance of Capital Stock
------------------------------------

         The issuance of Orangeco common stock and the issuance of preferred stock or equity stock with special voting rights could be used to deter attempts by a single shareholder or group of shareholders to obtain control of Orangeco in transactions not approved by Orangeco's board of directors. Orangeco has no intention to issue Orangeco common stock or its preferred stock or equity stock for such purposes.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the material federal income tax considerations relating to the distribution of Orangeco common stock. The following discussion is not exhaustive of all possible tax considerations and does not give a description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, current, temporary and proposed treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date of this information statement. No assurance can be given that future legislation, treasury regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. Public Storage have not requested and do not plan to request any rulings from the IRS concerning the distribution or the future tax treatment of Public Storage or Orangeco. Thus, no assurance can be provided that the statements below (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

         EACH SHAREHOLDER IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE DISTRIBUTION, AND THE OWNERSHIP AND SALE OF ORANGECO SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

         Taxation of Public Storage In General. The tax rules governing REITs are highly technical and require continuous compliance with a variety of tests that, among other things, restrict the nature of a REIT's income and assets and mandate specified levels of distributions. Public Storage elected to be taxed as a REIT for federal income tax purposes, commencing with its taxable year ended December 31, 1981. Public Storage believes that it has been organized and operated in a manner so as to qualify as a REIT, and intends to continue to operate in such a manner. No assurance, however, can be given that Public Storage has qualified, or will continue to qualify, as a REIT for any particular taxable year.

         Taxation of the Distribution. You will be taxable on the distribution in 2000, if you are subject to income tax. You will be taxable at ordinary income rates as if you had received cash equal to the sum of the fair market value of the shares received and the amount of any cash received in lieu of fractional shares, and will take a tax basis in the distributed shares equal to the reported value of the shares received. Public Storage will report to the IRS and the shareholders the amount of income received by the shareholders, based on Public Storage's board of directors' estimate of the fair market value of the distributed shares. No assurance can be given that the IRS will agree with that valuation.

         The distribution also will be a taxable transaction for Public Storage, which will recognize gain to the extent that the fair market value of the distributed Orangeco common stock exceeds Public Storage's tax basis in the distributed shares. The aggregate amount of gain is estimated to be $__________. Public Storage also will claim a dividends-paid deduction for tax purposes in 2000 equal to the fair market value of the distributed Orangeco common stock (in the same amount per share as taxable shareholders would report as taxable income when they receive the distribution) and the amount of cash paid in lieu of fractional shares. That deduction will be taken into account by Public Storage along with its other distributions in seeking to satisfy the distribution requirements applicable to Public Storage as a REIT.

         Taxation Following the Distribution. Following the distribution, Orangeco and Public Storage will operate as separate corporate entities. Although the ownership of the two companies will be the same immediately following the distribution, the shares of the two will trade separately and will not be "paired" or "stapled."

         Orangeco will continue to be separately taxable as a regular "C" corporation on its separate income. Shareholders of Orangeco will be treated as are the shareholders of regular "C" corporations. Public Storage will seek to continue its tax status as a REIT, and its shareholders would continue to be subject to the treatment generally accorded to the shareholders of REITs.

         Following the distribution, Public Storage and Orangeco will be parties to various agreements, and may become parties to future agreements. While the parties expect to structure those arrangements in a reasonable manner that involves arm's-length terms, there can be no assurance that the IRS will agree. It is possible that the IRS may seek to reallocate items of income or expense between the parties, or otherwise recharacterize the dealings between the parties, in a fashion that may adversely affect Orangeco, Public Storage, both entities or their shareholders.

              LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

         Orangeco's articles of incorporation limit the personal liability of Orangeco's directors to Orangeco and its shareholders for money damages to the maximum extent permitted by California law. As a result, Orangeco cannot hold its directors personally liable for monetary damages if they acted in good faith, with a reasonable belief that they were acting in Orangeco's best interest.

         Orangeco's articles of incorporation also provide that Orangeco may indemnify its agents to the maximum extent permitted under California law. Orangeco has entered into indemnity agreements with its directors and executive officers.

         The agreements permit Orangeco to indemnify directors and executive officers to the maximum extent permitted under California law and prohibit Orangeco from terminating its indemnification obligations as to acts or omissions of any director or executive officer occurring before the termination. The indemnification and limitations on liability permitted by the amendment to the articles of incorporation and the agreements are subject to the limitations set forth by California law.

         Orangeco has also purchased insurance for the benefit of its officers and directors in order to protect them against liability, including with respect to the foregoing indemnities. Orangeco believes the indemnification agreements and insurance will assist it in attracting and retaining qualified individuals to serve as directors and executive officers of Orangeco.

                            HISTORICAL AND PRO FORMA
                        FINANCIAL STATEMENTS OF ORANGECO




                                                                         Page
                                                                         ----
HISTORICAL FINANCIAL STATEMENTS
     Report of Independent Auditors                                      F-1
     Combined Statements of Assets, Liabilities and Equity               F-2
     Combined Statements of Operations                                   F-3
     Combined Statements of Cash Flows                                   F-4
     Notes to Combined Financial Statements                           F-5 - F-11
     Schedule III - Real Estate and Accumulated Depreciation             F-12
PRO FORMA FINANCIAL STATEMENTS                                           F-13
------------------------------
     Pro Forma Combined Balance Sheet                                    F-14
     Notes to Pro Forma Combined Balance Sheet                           F-15
     Pro Forma Combined Statements of Operations                         F-16
     Notes to Pro Forma Combined Statements of Operations            F-17 - F-18

                         REPORT OF INDEPENDENT AUDITORS






The Board of Directors and Shareholders
Public Storage, Inc.


We have audited the accompanying combined statements of assets, liabilities, and equity of the portable self-storage and truck operations of Public Storage, Inc. and its affiliates (collectively, "Orangeco"), at December 31, 1999 and 1998, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Orangeco's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orangeco at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                                               ERNST & YOUNG LLP





Los Angeles, California
March 13, 2000

                                    ORANGECO
              COMBINED STATEMENTS OF ASSETS, LIABILITIES AND EQUITY
                           DECEMBER 31, 1999 AND 1998


                                                             December 31,            December 31,
                                                                 1999                    1998
                                                            ----------------        ----------------

                                     ASSETS

Cash and cash equivalents...............................    $     1,846,000         $     4,498,000

Property, plant, and equipment
     Land...............................................         10,416,000               4,371,000
     Building...........................................         28,096,000              14,077,000
     Furniture, fixtures, and equipment.................         45,497,000              41,851,000
                                                            ----------------        ----------------
                                                                 84,009,000              60,299,000
     Accumulated depreciation...........................        (11,477,000)             (5,633,000)
                                                            ----------------        ----------------
                                                                 72,532,000              54,666,000

Real estate construction in process.....................          2,262,000                       -

Other assets............................................          4,037,000               5,689,000
                                                            ----------------        ----------------
              Total assets..............................    $    80,677,000         $    64,853,000
                                                            ================        ================



                             LIABILITIES AND EQUITY

Accrued and other liabilities.............................. $     3,489,000         $     3,801,000

Equity.....................................................      77,188,000              61,052,000
                                                            ----------------        ----------------
              Total liabilities and equity................. $    80,677,000         $    64,853,000
                                                            ================        ================

                            See accompanying notes.
                                      F-2

                                    ORANGECO
                        COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997


                                                         1999                1998                 1997
                                                    ----------------    ----------------     ----------------

REVENUES:
  Operating revenues:
       Portable self-storage operations..           $    25,591,000     $    24,238,000      $     7,893,000
       Truck operations..................                 3,580,000           2,153,000            1,242,000
   Interest and other income.............                   239,000             141,000               75,000
                                                    ----------------    ----------------     ----------------
                                                         29,410,000          26,532,000            9,210,000
                                                    ----------------    ----------------     ----------------

EXPENSES:
  Cost of operations:
       Portable self-storage operations..                28,827,000          47,810,000           31,086,000
       Truck operations..................                 3,227,000           2,003,000            1,281,000
  Depreciation and amortization..........                 6,193,000           4,645,000            1,715,000
  General and administrative.............                 2,512,000           3,039,000            7,078,000
                                                    ----------------    ----------------     ----------------
                                                         40,759,000          57,497,000           41,160,000
                                                    ----------------    ----------------     ----------------

Net loss before loss on disposition of
   equipment.............................               (11,349,000)        (30,965,000)         (31,950,000)

Loss on disposition of equipment.........                         -            (640,000)                   -
                                                    ----------------    ----------------     ----------------

Net loss.................................           $   (11,349,000)    $   (31,605,000)     $   (31,950,000)
                                                    ================    ================     ================

                            See accompanying notes.
                                      F-3

                                    ORANGECO
                        COMBINED STATEMENTS OF CASH FLOWS


                                                                           Years ended December 31,

-----------------------------------------------------
                                                                  1999               1998               1997
                                                             ---------------    ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss...........................................       $  (11,349,000)    $  (31,605,000)    $  (31,950,000)
   Adjustments to reconcile net loss to net cash provided
     by operating activities:
       Depreciation and amortization expense..........            6,193,000          4,645,000          1,715,000
       Decrease (increase) in other assets............            1,355,000            455,000         (2,925,000)
       Loss on disposition of equipment...............                    -            640,000                  -
       Increase (decrease) in accrued and other liabilities        (312,000)         2,194,000          1,283,000
                                                             ---------------    ---------------    ---------------
            Total adjustments.........................            7,236,000          7,934,000             73,000
                                                             ---------------    ---------------    ---------------
         Net cash used in operating activities........           (4,113,000)       (23,671,000)       (31,877,000)
                                                             ---------------    ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of real estate facilities.............          (19,846,000)                 -                  -
    Development of real estate facilities.............           (2,262,000)       (13,231,000)        (5,217,000)
    Improvements to real estate facilities............             (218,000)                 -                  -
    Acquisition of furniture, fixtures, and equipment.           (3,866,000)       (14,952,000)       (26,864,000)
    Proceeds from the sale of furniture, fixtures, and
      equipment.......................................              168,000            938,000                  -
                                                             ---------------    ---------------    ---------------
         Net cash used in investing activities........          (26,024,000)       (27,245,000)       (32,081,000)
                                                             ---------------    ---------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Capital contributions from affiliates.............           27,485,000         53,639,000         59,095,000
                                                             ---------------    ---------------    ---------------
Net (decrease) increase in cash and cash equivalents..           (2,652,000)         2,723,000         (4,863,000)

Cash and cash equivalents at the beginning of
   the period.........................................       $    4,498,000     $    1,775,000     $    6,638,000
                                                             ---------------    ---------------    ---------------
Cash and cash equivalents at the end of the period....       $    1,846,000     $    4,498,000     $    1,775,000
                                                             ===============    ===============    ===============

                            See accompanying notes.
                                      F-4

                                    ORANGECO
                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.       BASIS OF PRESENTATION

                  Public Storage, Inc. ("PSI") is a real estate investment trust ("REIT") that is principally engaged in the business of owning and operating miniwarehouse facilities which offer self-storage spaces for lease, usually on a month-to-month basis, for personal and business use and, to a lesser extent other activities, including portable self-storage and sales of locks and boxes and truck rentals. PSI expects to implement a distribution (the "Distribution") of all of the shares of PS Orangeco, Inc. to common stockholders of PSI.

                  At the time of the Distribution, PS Orangeco, Inc. will hold and operate the following principal business activities: (i) containerized portable self-storage activities (the "Portable Self-Storage Operations") and (ii) the leasing of trucks and the referral of customers to third-party truck vendors in exchange for a commission (collectively, the "Truck Operations"). PS Orangeco, Inc. will also sell merchandise at its portable self-storage locations; sales of merchandise, net of cost of merchandise sold, are presented, in interest and other income.

                  Portable Self-Storage Operations began in 1996 and 1997, when PSI, through affiliates, began operating a containerized portable self-storage business that rents storage containers to customers for storage in central facilities. Operations commenced in 1996 facilitated by the acquisition of an existing operator. At December 31, 1999, Portable Self-Storage Operations are comprised of 36 facilities in 11 states operating portable-self storage (of which four are operated in owned facilities), and also includes two recently constructed industrial facilities that were first leased as of January 1, 2000. One facility recently acquired is being renovated for use as a portable self-storage facility.

                  Truck Operations are conducted at certain of the self-storage facilities operated by PSI, and are conducted primarily as a complement to PSI's existing self-storage business.

                  The financial statements include the historical operations of the Portable Self-Storage Operations, Truck Operations, and the sale of merchandise at the portable self-storage locations previously operated by affiliates of PSI (hereinafter referred to as "Orangeco"). The accompanying financial statements reflect the historical assets, liabilities and equity of the businesses to be included in the Distribution as of December 31, 1999 and 1998 and the related revenues and expenses for the years ended December 31, 1999, 1998, and 1997. Accordingly, these statements do not purport to present the financial position or results of operations of PSI or any separate legal entity. The Combined Statements of Operations may not necessarily be indicative of the revenues and expenses that would have resulted had these operating segments operated as a stand-alone entity.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES:

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS:

                  Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the date of purchase. The carrying amount of cash and cash equivalents approximates fair value.

         ENVIRONMENTAL COSTS:

                  Orangeco's  policy  is  to  accrue  environmental  assessments and/or remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Orangeco's current practice is to conduct environmental investigations in connection with property acquisitions and development activities. Although there can be no assurance, Orangeco is not aware of any environmental contamination of any of its facilities which individually or in the aggregate would be material to its overall business, financial condition, or results of operations.

         PLANT, PROPERTY AND EQUIPMENT:

                  Cost of land includes appraisal fees and legal fees related to acquisition and closing costs as well as the cost of acquisition. Buildings reflect costs incurred to develop or acquire the facilities. Costs related to the improvements of properties are capitalized and depreciated over their estimated useful lives. Expenditures for repair and maintenance are charged to expense when incurred. Buildings are depreciated on the straight-line method over their estimated useful lives, which is generally 25 years.

                  Cost of furniture, fixtures, and equipment include all costs required to prepare the items for their intended use. Expenditures for repair and maintenance are charged to expense when incurred. Furniture, fixtures, and equipment are depreciated on the straight-line method over the estimated useful lives, which are from 3 - 15 years.

         GOODWILL:

                  Goodwill ($2,971,000 prior to accumulated amortization), which is included in other assets, consists of the cost over fair value of net tangible and identifiable assets acquired in connection with the 1996 purchase of an existing operator of a portable self-storage facility. Goodwill is amortized over a 10-year period. Goodwill at December 31, 1999 and 1998 is net of accumulated amortization of $1,015,000 and $718,000, respectively. Included in depreciation and amortization expense is $297,000 in each of the years ended December 31, 1999, 1998, and 1997 with respect to the amortization of goodwill.

         EVALUATION OF ASSET IMPAIRMENT:

                  In 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which requires impairment losses to be recorded on long-lived assets. Management annually evaluates long-lived assets (including goodwill), by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying amount. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on discounting its estimated future cash flows. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Such assets are to be reported at the lower of their carrying amount or fair value, less cost to sell. Management's evaluations have indicated no impairment in the carrying amount of its assets.

         REVENUE AND EXPENSE RECOGNITION:

                  Rents and revenues are recognized as earned. Advertising costs for 1999, 1998, and 1997, respectively, of $600,000, $9,200,000, and
         $10,400,000 are expensed as incurred.

         GENERAL AND ADMINISTRATIVE EXPENSES:

                  General and administrative expense includes professional fees, office expense, executive salaries, training, recruiting, and other such administrative items.

         SHARED EXPENSES:

                  Cost of operations includes Orangeco's share of yellow page advertising and other such activities that are conducted jointly with PSI and its affiliates. General and administrative expense includes $505,000, $1,147,000 and $1,089,000 in 1999, 1998 and 1997,
         respectively, which represents amounts incurred by PSI and its affiliates on behalf of Orangeco, which were allocated to Orangeco in accordance with the allocation methodology pursuant to the cost allocation and administrative services agreement between Orangeco and PSI. Allocations of shared expenses are based upon services provided.

         INCOME TAXES:

                  Each of the components of Orangeco, as included in the financial statements herein, have been owned historically by various entities with different taxable characteristics, including PSI, a REIT, an operating partnership that owned substantially all of the Portable Self-Storage Operations, and, to a much lesser extent, a "C" corporation. Orangeco, once distributed to the shareholders of Public Storage, will not maintain these tax characteristics and tax bases. The "C" corporation had a net operating loss carryforward of approximately $3.8 million at December 31, 1999.

3.       PROPERTY, PLANT AND EQUIPMENT

                  Land and building at December 31, 1999  consists of (i) 5 real estate facilities owned by Orangeco for use in the Portable Self-Storage Operations and (ii) two facilities owned by Orangeco that were leased to third parties effective January 1, 2000.

                  Furniture, fixtures, and equipment includes (i) the portable storage containers and associated container coverings utilized in Portable Self-Storage operations ($31,852,000 and $31,720,000 at December 31, 1999 and 1998, respectively), (ii) trucks utilized in Portable Self-Storage and Truck Operations ($4,343,000 and $3,506,000 at December 31, 1999 and 1998, respectively, (iii) leasehold improvements ($2,447,000 and $2,372,000 at December 31, 1999 and 1998,
         respectively), and (iv) furniture and other equipment ($6,855,000 and $4,253,000 at December 31, 1999 and 1998, respectively).

                  The activity in plant, property, and equipment in 1999, 1998, and 1997 is as follows:

                                                               1999                   1998                   1997
                                                         ------------------     ------------------     ------------------
  LAND AND BUILDING:
   Balance at beginning of year...................       $      18,448,000      $               -      $               -
   Property acquisitions..........................              19,846,000                      -                      -
   Developed facilities...........................                       -             18,448,000                      -
   Capital improvements...........................                 218,000                      -                      -
                                                         ------------------     ------------------     ------------------
   Balance at end of year.........................              38,512,000             18,448,000                      -
                                                         ------------------     ------------------     ------------------

  FURNITURE, FIXTURES, AND EQUIPMENT:
   Balance at beginning of year...................              41,851,000             28,648,000              1,784,000
   Acquisitions...................................               3,866,000             14,951,000             26,864,000
   Disposals .....................................                (220,000)            (1,748,000)                     -
                                                         ------------------     ------------------     ------------------
   Balance at end of year.........................              45,497,000             41,851,000             28,648,000
                                                         ------------------     ------------------     ------------------

  ACCUMULATED DEPRECIATION:
   Balance at beginning of year...................              (5,633,000)            (1,456,000)               (38,000)
   Additions during the year......................              (5,896,000)            (4,348,000)            (1,418,000)
   Disposals......................................                  52,000                171,000                      -
                                                         ------------------     ------------------     ------------------
   Balance at end of year.........................             (11,477,000)            (5,633,000)            (1,456,000)
                                                         ------------------     ------------------     ------------------

   Total plant, property and equipment at  end  of
   year...........................................       $      72,532,000      $      54,666,000      $      27,192,000
                                                         ==================     ==================     ==================
  CONSTRUCTION IN PROGRESS:
   Balance at beginning of year...................       $               -      $       5,217,000      $               -
   Current development............................               2,262,000             13,231,000              5,217,000
   Developed facilities...........................                       -            (18,448,000)                     -
                                                         ------------------     ------------------     ------------------
   Balance at end of year.........................       $       2,262,000      $               -      $       5,217,000
                                                         ==================     ==================     ==================

4.       FINANCIAL INSTRUMENTS

                  The methods and assumptions used to estimate the fair value of financial instruments is described below. Management has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

                  Due to the short period to maturity of Orangeco's cash and cash equivalents, accounts receivable, other assets, and accrued and other liabilities, the carrying values as presented on the combined balance sheets are reasonable estimates of fair value.

                  Orangeco's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade credit rating.

                  Orangeco, in the normal course of business, is exposed to credit risk from its customers. However, customer receivables are generally not a significant portion of Orangeco's total assets and are comprised of a large number of individual customers.

                  Orangeco is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

5.       COMMITMENTS AND CONTINGENCIES

                  Orangeco has entered into operating leases for 31 of the 36 portable self-storage locations and its trucks and equipment. Minimum lease payments due under these leases as of December 31, 1999 are as follows:

                                         Minimum Lease Payments
                          -------------------------------------------------
                          Trucks and Equipment              Facility Leases
                          -------------------------------------------------
    2000                      $ 3,578,000                     $ 9,981,000
    2001                        3,339,000                       8,877,000
    2002                        2,697,000                       5,811,000
    2003                        2,258,000                       1,127,000
    2004                        1,529,000                         487,000
    Thereafter                $   224,000                     $   164,000

                  Rent expense was $13.6 million, $19.2 million and $8.8 million for the years ended December 31, 1999, 1998 and 1997.

                  Orangeco is involved in various legal proceedings arising in the normal course of business. In the opinion of management, the ultimate outcome of these proceedings will not have a material effect on Orangeco's financial position, results of operations, or its liquidity.

6.       EQUITY

                  Equity represents the excess of assets over third-party liabilities and reflects the effect of net distributions, capital transactions, and intercompany loans (with elimination of intercompany interest) between PSI and its affiliates.

7.       DISCLOSURES REGARDING SEGMENT REPORTING

                  In July 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), which establishes standards for the way that public business enterprises report information about operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. Orangeco has adopted this standard for all years presented.

                  DESCRIPTION OF EACH REPORTABLE SEGMENT: Orangeco's reportable segments reflect its significant operating activities that are evaluated separately by management. There are two reportable segments:
         Portable Self-Storage Operations and Truck Operations.

                  Portable Self-Storage Operations reflect portable self-storage activities. Truck Operations include the rental of trucks to customers as well as the referral of truck rentals to third parties, primarily on miniwarehouses operated by PSI.

                  MEASUREMENT OF SEGMENT PROFIT OR LOSS: The management of Orangeco evaluates performance and allocates resources based upon the net segment income of each segment in conformity with Generally Accepted Accounting Principles and Orangeco's significant accounting policies. There are no significant intersegment activities.

                  MEASUREMENT OF SEGMENT ASSETS: Management considers the level of net investment required in making resource allocation decisions.

                  PRESENTATION OF SEGMENT INFORMATION: The following tables reconcile the performance of each segment, in terms of segment revenues, segment income, segment assets and additions to long-lived assets to the combined revenues, net income, assets and additions to long-lived assets of Orangeco:

                                                                         Year ended December 31,
                                                                     1999          1998         1997
                                                                  ----------    ----------    ----------
                                                                       (Dollar amounts in thousands)
RECONCILIATION OF REVENUES BY SEGMENT:
  Portable self-storage operations ........................         $25,591       $24,238        $7,893
  Truck operations ........................................           3,580         2,153         1,242
  Interest and other income - not allocated to segments....             239           141            75
                                                                  ----------    ----------    ----------
      Total revenues.......................................         $29,410       $26,532        $9,210
                                                                  ==========    ==========    ==========

RECONCILIATION OF NET LOSS BY SEGMENT:
  Portable self-storage operations ........................         (11,910)      (31,865)      (31,963)
  Truck operations ........................................             322           119           (62)
  Interest and other income- not allocated to segments.....             239           141            75
                                                                  ----------    ----------    ----------
      Total net loss.......................................        $(11,349)     $(31,605)     $(31,950)
                                                                  ==========    ==========    ==========

RECONCILIATION OF TOTAL ASSETS BY SEGMENT:
  Portable self-storage operations ........................         $78,657       $60,074       $38,648
  Truck Operations.........................................             174           281           202
  Cash - not allocated to segments.........................           1,846         4,498         1,775
                                                                  ----------    ----------    ----------
      Total assets.........................................         $80,677       $64,853       $40,625
                                                                  ==========    ==========    ==========

ADDITIONS TO LONG-LIVED ASSETS:
  Portable self-storage operations ........................         $26,192       $28,182       $31,975
  Truck Operations.........................................               -             -           106
                                                                  ----------    ----------    ----------
      Total additions to long-lived assets.................         $26,192       $28,182       $32,081
                                                                  ==========    ==========    ==========

8.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  In June 1998, the Financial Accounting Standards Board issued statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for Orangeco's quarter ended March 31, 2000. SFAS 133 requires that an entity recognize all derivative instruments as either assets or liabilities and measure those instruments at fair value. Orangeco has no derivative instruments and therefore does not believe that this statement will have any material impact upon its combined financial statements.

9.       SUBSEQUENT EVENTS

                  In March 2000, PSI filed a Form 10 with the Securities and Exchange Commission describing its intention to distribute all of the shares of Orangeco to its shareholders. Additional information with regard to this transaction is included in the Form 10 filed with the Securities and Exchange Commission.

                                    Orangeco
             Schedule III - Real Estate and Accumulated Depreciation
                              At December 31, 1999

                                                          Building, Land                                                  Date
                                                          Improvements &                           Accumulated         Completed/
            Description                   Land               Equipment              Total          Depreciation         Acquired
-----------------------------        ---------------      ---------------      ---------------     ---------------     ------------
Renton, Washington                   $      725,000       $    2,196,000       $    2,921,000      $     (150,000)         6/98
Pompano, Florida                            795,000            2,312,000            3,107,000            (139,000)         6/98
St. Petersburg, Florida                     932,000            2,705,000            3,637,000             (73,000)         8/98
West Palm Beach, Florida                    917,000            2,422,000            3,339,000             (73,000)         9/98
Miami, Florida                            1,102,000            2,494,000            3,596,000            (125,000)         10/98
Northridge, California                            -            2,066,000            2,066,000             (90,000)         11/98
Burlingame, California                    4,043,000            9,434,000           13,477,000             (24,000)         12/99
Denver, Colorado                          1,902,000            4,467,000            6,369,000             (10,000)         12/99
                                     ---------------      ---------------      ---------------      ---------------
                                     $   10,416,000       $   28,096,000       $   38,512,000       $    (684,000)
                                     ===============      ===============      ===============      ===============

               PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)


         Public Storage expects to make a distribution to its common shareholders all of the shares of Orangeco. At the time of the distribution, Orangeco will principally operate portable self-storage and truck rental activities.

         In the distribution, each common shareholder of Public Storage will receive one share of Orangeco for each 20 shares of Public Storage common stock held; each class B common shareholder of Public Storage will receive 0.97 shares of Orangeco for each 20 shares of Public Storage class B stock held.

         In connection with, and conditioned upon, the distribution, Public Storage and Orangeco will enter into various intercompany operating agreements relating principally to the leasing of facilities, joint marketing efforts, and truck rentals and retail sales activities. See "Arrangements Between Orangeco and Public Storage."

         In addition, prior to the distribution, Public Storage will contribute $30,000,000 of cash to Orangeco to be used to fund its operating activities.

         The following unaudited pro forma combined financial statements were prepared to reflect the impact of the transactions occurring in connection with the distribution and estimated additional expenses that will be incurred by Orangeco as a separate publicly-held corporation.

         The pro forma combined balance sheet at December 31, 1999 has been prepared to reflect (i) Public Storage's contribution of $30,000,000 in cash and
(ii) the capitalization expected at the time of the distribution.

         The pro forma combined statement of operations for the year ended December 31, 1999 has been prepared assuming (i) additional costs associated with Orangeco's operation as a stand-alone entity following the distribution and
(ii) impact on facility lease expense. In connection with the distribution, Public Storage agrees to net lease to Orangeco, for use in its portable self-storage business, a part of the facilities that combines portable self-storage and mini-warehouse space. Many of these facilities represent replacement properties that Orangeco occupied throughout fiscal 1999 and were leased from third parties. Upon completion of a facility that replaces an existing facility, Public Storage agrees to assume Orangeco's lease for the replaced facility.

         The pro forma adjustments are based upon available information and upon certain assumptions as set forth in the pro forma combined financial statements that Orangeco believes are reasonable in the circumstances. The pro forma combined financial statements and accompanying notes should be read in conjunction with the historical financial statements of Orangeco. The following pro forma combined financial statements do not purport to represent what Orangeco's results operations would actually have been if the transactions in fact had occurred at the beginning of the respective periods or to project Orangeco's results of operations for any future date or period.

                                    ORANGECO
                        PRO FORMA COMBINED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                                       PRO FORMA
                                                                    ORANGECO          ADJUSTMENTS         ORANGECO
                                                                  (HISTORICAL)          (NOTE 1)         (PRO FORMA)
                                                                ----------------   ----------------    ----------------
                           ASSETS

Cash and cash equivalents.................................      $     1,846,000    $    30,000,000     $    31,846,000
Property, plant and equipment, net of accumulated
   depreciation...........................................           72,532,000                  -          72,532,000
Real estate construction in progress......................            2,262,000                  -           2,262,000
Receivables and other assets..............................            4,037,000                  -           4,037,000
                                                                ----------------   ----------------    ----------------
     Total assets.........................................      $    80,677,000    $    30,000,000     $   110,677,000
                                                                ================   ================    ================

                   LIABILITIES AND EQUITY

Accrued and other liabilities.............................      $     3,489,000    $             -     $     3,489,000

Shareholders' equity:
   Common  stock, $0.10  par  value,  200,000,000   shares
      authorized, 6,674,350  pro forma shares  issued  and
      outstanding at December 31, 1999....................                    -            667,000             667,000
   Paid-in capital........................................                    -        106,521,000         106,521,000
   Equity.................................................           77,188,000        (77,188,000)                  -
                                                                ----------------   ----------------    ----------------
       Total shareholders' equity.........................           77,188,000         30,000,000         107,188,000
                                                                ----------------   ----------------    ----------------
   Total liabilities and shareholders' equity.............      $    80,677,000    $    30,000,000     $   110,677,000
                                                                ================   ================    ================

Book value per common share (Note 2)......................      $        11.56                         $        16.06
                                                                ================                       ================
Shares outstanding (Note 2)...............................            6,674,350                              6,674,350
                                                                ================                       ================

          See accompanying notes to pro forma combined balance sheet.
                                      F-14

                                    ORANGECO
                    NOTES TO PRO FORMA COMBINED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)


1.       CAPITAL CONTRIBUTION FROM PUBLIC STORAGE

         The following pro forma adjustments have been made to reflect (i) Public Storage's equity contribution of $30,000,000 cash to Orangeco and (ii) the distribution of common shares of Orangeco to the shareholders of Public Storage:

            *    Cash  and  equity  has been  increased   to
                 reflect Public  Storage's   contribution of
                 $30,000,000 cash to Orangeco...............   $     30,000,000
                                                               =================

            * Common stock, equity, and paid in capital have been adjusted to reflect the ending capitalization of Orangeco of 6,674,350 shares (based upon 126,697,000 common shares of Public Storage outstanding at December 31, 1999 at the Distribution Ratio of 1:20, and 7,000,000 class B common shares of Public Storage outstanding at December 31, 1999 at a distribution ratio of 0.97:20), as follows:

                 *    Common  stock has  been  increased  to
                      reflect  6,674,350  shares  issued  at
                      $0.10 par value.......................   $        667,000
                                                               =================

                 *    Paid in capital has been  increased to
                      reflect   $107,188,000   total  equity
                      ($77,188,000  historical  equity  plus
                      $30,000,000  contribution  from Public
                      Storage)  less  $667,000  allocated to
                      common stock..........................   $    106,521,000
                                                               =================

                 *    Equity   has   been    reduced     for
                      $77,188,000  historical  equity amount
                      and  the    $30,000,000   contribution
                      by Public Storage.....................   $   (107,188,000)
                                                               =================

2.       COMMON SHARES OUTSTANDING AND BOOK VALUE PER COMMON SHARE

         Book value per common share has been determined by dividing total common shareholders' equity by the number of shares to be distributed to the shareholders of Public Storage. The following summarizes the common shares outstanding:

                                                                   Common shares
                                                                    outstanding
                                                                   -------------

            *    Total shares of Orangeco to be distributed
                 to  common shareholders of Public Storage,
                 based upon 126,697,000  shares outstanding
                 at  December   31,  1999   multiplied   by
                 distribution ratio of 1:20................            6,334,850

            *    Total shares of Orangeco to be distributed
                 to  Class B common shareholders  of Public
                 Storage,  based  upon  7,000,000  Class  B
                 shares outstanding at  December  31,  1999
                 multiplied   by   distribution  ratio   of
                 0.97:20...................................              339,500
                                                                   -------------
              Total pro  forma  common  shares of  Orangeco
              outstanding  at December 31, 1999............            6,674,350
                                                                   =============

                                    ORANGECO
                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (UNAUDITED)


                                                                                 Pro Forma
                                                            Orangeco            Adjustments            Orangeco
                                                          (Historical)            (Note 1)           (Pro forma)
                                                        ------------------   ------------------   ------------------
REVENUES:
   Revenues - Portable self-storage..............       $      25,591,000    $              -     $      25,591,000
   Revenues - Truck operations...................               3,580,000                   -             3,580,000
   Interest and other income.....................                 239,000                   -               239,000
                                                        ------------------   ------------------   ------------------
                                                               29,410,000                   -            29,410,000
                                                        ------------------   ------------------   ------------------

EXPENSES:
   Cost of operations - Portable self-storage ...              28,827,000          (3,400,000)           25,427,000
   Cost of operations - Truck operations.........               3,227,000                   -             3,227,000
   Depreciation and amortization.................               6,193,000                   -             6,193,000
   General and administrative....................               2,512,000             625,000             3,137,000
                                                        ------------------   ------------------   ------------------
                                                               40,759,000          (2,775,000)           37,984,000
                                                        ------------------   ------------------   ------------------
Net loss.........................................       $     (11,349,000)   $      2,775,000     $      (8,574,000)
                                                        ==================   ==================   ==================

Net loss per common share
     Basic.......................................       $          (1.70)                         $          (1.28)
                                                        ==================                        ==================
     Diluted.....................................       $          (1.70)                         $          (1.28)
                                                        ==================                        ==================

Weighted average common shares (Note 2)
     Basic.......................................               6,674,350                                 6,674,350
                                                        ==================                        ==================
     Diluted.....................................               6,674,350                                 6,674,350
                                                        ==================                        ==================

       See accompanying notes to pro forma combined statements of income.
                                      F-16

                                    ORANGECO
              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (UNAUDITED)



1.       IMPACT OF DISTRIBUTION AND ASSOCIATED TRANSACTIONS

         As a result of the distribution, Orangeco will become a separate, publicly held entity. Accordingly, Orangeco will begin incurring all the costs incurred as a publicly held entity that it previously did not incur as a non-public entity. These costs include transfer agent fees, audit fees, legal fees, director's fees, office salaries, and other such expenses.

         In connection with the distribution, Public Storage and Orangeco have entered into lease arrangements whereby Public Storage agrees to net lease to Orangeco, for use in its portable self-storage business, part of facilities that combine traditional self-storage and containerized self-storage space on the same location.

         The following pro forma adjustments have been recorded to reflect the impact of the distribution on Orangeco's general and administrative expense, as well as the impact of the leasing arrangements with Public Storage.

                                                                                   Year ended
                                                                                December 31, 1999
                                                                               -------------------
     *   An adjustment  to cost of  operations  has been recorded to reflect the  assumed  lease of 27  facilities  from  Public  Storage  as of
         January  1,  1999.  For these 27  facilities,  lease and  utilities
         expense   will   be   approximately    $4,700,000,    compared   to
         approximately  $8,100,000 in lease and utilities  expense for these
         27  facilities  included  in  the  1999  historical  amounts.   The
         adjustment reflects a 26% reduction in leased space,  combined with lower  lease  rates due to longer  lease  terms and  changes in the
         nature of the leased space.........................................    $    (3,400,000)
                                                                               ===================

     *   General and  administrative  expense has been  increased to reflect the costs of  Orangeco's  operating  as a  separate  publicly  held entity  including  transfer  agent  fees,  audit  fees,  tax return preparation  fees,  director's fees,  officer  salaries,  and other
         expenses...........................................................    $       625,000
                                                                               ===================

                                      F-17

2.       WEIGHTED AVERAGE SHARES OUTSTANDING

         Pro forma net income per common share has been determined by dividing total common shareholders' equity by the number of shares to be distributed to the shareholders of Public Storage. The number of common shares of Orangeco to be distributed to the shareholders of Public Storage is determined as follows:

                                                              Common shares
                                                               outstanding
                                                             ---------------
     *   Total shares of Orangeco to be  distributed
         to common  shareholders  of Public Storage,
         based  upon   126,697,000   common   shares
         outstanding at December 31, 1999 multiplied
         by distribution ratio of 1:20..............            6,334,850

     *   Total shares of Orangeco to be  distributed
         to class B common  shareholders  of  Public
         Storage,   based  upon  7,000,000  class  B
         shares  outstanding  at  December  31, 1999
         multiplied   by   distribution   ratio   of
         0.97:20....................................              339,500
                                                             ---------------
              Total   pro  forma  common  shares  of
              Orangeco..............................            6,674,350
                                                             ===============

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PS Orangeco, Inc.

                                        By:   /s/ HARVEY LENKIN
                                             --------------------
                                             Name:    Harvey Lenkin
                                             Title:   Vice President

Date:  March 27, 2000

                                  EXHIBIT INDEX

     Exhibit Number                 Description
     --------------                 -----------

          2                         Form of Distribution Agreement.(1)

          3.1 Form of Amended and Restated Articles of Incorporation of Registrant.(1)

          3.2                       Form of Amended and Restated Bylaws of
                                    Registrant.(1)

         10.1                       Registrant's 2000 Stock Option and Incentive
                                    Plan.(1)

         10.2                       Intercompany Operating Agreements.(1)

         10.3                       Agreement with PSCC, Inc.(1)

         10.4                       Form of Indemnity Agreement.(1)

         27                         Financial Data Schedule.(2)

     ---------------
     (1)   To be filed by amendment.
     (2)   Filed herewith.